Exhibit 99.1

NOTICE OF ANNUAL GENERAL

AND SPECIAL MEETING

AND

MANAGEMENT INFORMATION CIRCULAR

OF

POET TECHNOLOGIES INC.

FOR THE ANNUAL GENERAL & SPECIAL

MEETING OF SHAREHOLDERS

TO BE HELD ON JUNE 12TH, 2015

APRIL 27, 2015

TABLE OF CONTENTS

NOTICE OF MEETING	ii

INFORMATION CIRCULAR

Notice and Access	1
Voting Process — Registered
Appointment of Proxies	1
Voting Shares by Proxy	2
Deadline for Receipt of Proxies	2
Revocation of Proxies	2
Exercise of Discretion by Proxies	2
Voting Process — Non-Registered Shareholders
NOBO Shareholders	3
OBO Shareholders	3
Voting Shares and Principal Holders Thereof	4
Election of Directors	4
Executive Compensation
A) Compensation Discussion and Analysis	8
B) Option-Based Awards	9
C) Summary Compensation Table	10
D) Incentive Plan Awards	11
E) Pension Plan Benefits	13
F) Termination and Change of Control	13
G) Compensation of Directors	14
H) Securities Authorized for Issuance under Equity Compensation Plan	17
Indebtedness to Company of Directors, Executive Officers and Senior Officers	17
Interest of Certain Persons in Matters to be Acted Upon	17
Interest of Informed Persons in Material Transactions	17
Appointment of Auditors	18
Management Contracts	18
Corporate Governance Disclosure
Independence of Board Members	18
Management Supervision by Board	18
Participation of Directors in Other Reporting Issuers	19
Orientation and Continuing Education	19
Ethical Business Conduct	19
Investor Relations Disclosure Policy	19
Trading by Insiders	19
Nominations of Directors	19
Compensation of Directors and the CEO	20
Board Committees	20
Assessments	20
Audit Committee	21
Expectations of Management	22
Particulars of Other Matters to be Acted Upon
A) Approval of Stock Option Plan	22
B) Approval of Consolidation of Company’s Shares	23
Additional Information and Documents Incorporated by Reference	26
Other Matters	26
APPENDIX “A” — The Audit Committee’s Charter	27
APPENDIX “B” — Stock Option Plan	29

i

POET TECHNOLOGIES INC.

Suite 501, 121 Richmond Street West, Toronto, Ontario, CANADA, M5H 2K1

Facsimile: (416) 861-0749               Telephone: (416) 368-9411

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING

NOTICE IS HEREBY GIVEN THAT the Annual General and Special Meeting (the “Meeting”) of the Shareholders of POET TECHNOLOGIES INC. (the “Company”) will be held in the Guadalupe Room of the San Jose Marriot Hotel Located at 301 South Market Street, San Jose, California, USA, on Friday June 12, 2015, at the hour of 9:00 a.m. Pacific time, for the following purposes:

1.                   To receive the Directors’ Report to the Shareholders and the Audited Consolidated Financial Statements of the Company together with the Auditor’s Report thereon for the financial year ended December 31st, 2014;

2.                   To elect directors for the ensuing year;

3.                   To appoint the auditors for the ensuing year and to authorize the directors to fix the remuneration to be paid to the auditors;

4.                   To pass an ordinary resolution approving the amendments to the Company’s Stock Option Plan and approving the 2015 Plan as amended, with Insiders of the Company abstaining from voting, as set out in the Management Information Circular;

5.                   To consider and, if thought fit, to pass special resolution approving and ratifying the Consolidation of the Company’s common shares on the basis of one new common share for a maximum of three pre-consolidation shares and the accompanying Name Change, as set out in the accompanying Management Information Circular;

6.                   To transact such further or other business as may properly come before the Meeting and adjournments thereof.

The accompanying Information Circular provides additional information relating to the matters to be dealt with at the Meeting and is deemed to form part of this notice.

If you are unable to attend the Meeting in person, please vote your shares using the proxy or the voting instruction form (VIF) that you received by mail. Follow the instructions on the said proxy or VIF, and ensure that your vote is received before the deadline identified in the proxy or VIF.

DATED this 27th day of April, 2015

BY ORDER OF THE BOARD OF DIRECTORS
/s/ MICHEL J. LAFRANCE
MICHEL J. LAFRANCE, SECRETARY

If you are a non-registered shareholder of the Company known as an “OBO” and have received a proxy or voting instruction form through your broker or through another intermediary (instead of from the Company’s Transfer Agent), please follow the instructions provided to you by them in order to vote your shares and ensure that you do so prior to the cut-off time. Failure to do so may result in your shares not being eligible to be voted at the meeting.

ii

POET TECHNOLOGIES INC. (the “Company”)

Suite 501, 121 Richmond Street West, Toronto, Ontario, Canada, M5H 2K1

Facsimile: (416) 861-0749                                             Telephone: (416) 368-9411

INFORMATION CIRCULAR

(As at April 27, 2015, except as indicated)

The Company is providing this Information Circular in connection with the solicitation of proxies by the management (“Management”) of the Company for use at the annual general and special meeting (the “Meeting”) of the shareholders of the Company to be held at 9:00 a.m. (Pacific time) on June 12, 2015 and for the purposes set forth in the Notice of Annual General and Special Meeting. It is expected that the solicitation of proxies will be primarily by mail or by “Notice and Access” to electronic materials available on the internet; however, proxies may also be solicited by directors, officers and certain employees of the Company, without receiving special compensation, by telephone, facsimile (“fax”) or by other personal contact.  The cost of solicitation of proxies by Management will be borne by the Company.

The Company may pay the reasonable costs incurred by persons who are shareholders but not the beneficial owners of common shares of the Company (“Shares”) (such as brokers, dealers and other registrants under applicable securities law and nominees and custodians) in sending or delivering copies of the Notice of Meeting, the Management Information Circular, the form of proxy (the “Proxy”) and/or the voting instruction form (the “VIF”) to the beneficial owners.  However any such payments must be pre-approved by the Company.  The Company will furnish to such persons, upon request to the Secretary of the Company, and without additional cost, additional copies of the Notice of Meeting, the Management Information Circular, and the Proxy and/or the VIF.

NOTICE AND ACCESS

In accordance with the Notice and Access rules adopted by the Ontario Securities Commission under NI 54-101, the Company is sending its proxy-related materials (the “Proxy Materials”) to shareholders using the Notice and Access method. Therefore, although shareholders will still receive the Proxy and/or VIF in paper copy, the additional Proxy Materials, including this Management Information Circular, the Notice of Meeting, the Annual Report (containing the annual audited consolidated financial statements and related MD&A) will not be physically delivered. Instead, shareholders may access or download the Proxy Materials from the Company’s website at www.poet-technologies.com/agm or may also access them from SEDAR at www.sedar.com under the Company’s filed documents.  The Company believes that this delivery method will expedite the receipt of the Proxy Materials by shareholders, reduce its printing and mailing expenses and reduce the environmental impact of disposing of the Proxy Materials after they are no longer useful.

Registered holders or beneficial owners may request paper copies of the Notice and Management Information Circular booklet be sent to them by postal delivery at no cost to them. Requests may be made up to one year from the date the Proxy Materials are posted on the Company’s website. In order to receive a paper copy of the Proxy Materials or if you have questions concerning Notice and Access, please contact the Secretary of the Company, by telephone at 416-368-9411 or by e-mail at agm@poet-technologies.com or call the Company’s registrar and transfer agent, TMX Equity Transfer Services Inc. (“TMX Equity”) at 1-866-393-4891.

The purpose of the Proxy and/or VIF which were mailed to shareholders is to designate persons who will vote the Proxy on a shareholder’s behalf in accordance with the instructions given by the shareholder in the said form.

VOTING PROCESS — REGISTERED SHAREHOLDERS

Appointment of Proxies

The persons named in the Proxy are officers and/or directors of the Company (the “Management Proxyholders”).  A registered shareholder can appoint a person other than the Management Proxyholders, who need not be a shareholder, to represent him or her at the Meeting by inserting such person’s name in the blank space provided in the Proxy or by completing another form of proxy.

A registered shareholder appointing a proxyholder may indicate the manner in which the appointed proxyholder can vote with respect to any specific item by checking the space opposite the item on the Proxy. If the shareholder giving the Proxy wishes to confer a discretionary authority with respect to any item of business, then the space opposite the item should be left blank. The Shares represented by the Proxy submitted by a shareholder will be voted or withheld from voting in accordance with the directions, if any, given in the Proxy.

If a shareholder does not specify a choice and the shareholder has appointed one of the Management Proxyholders as proxyholder, the Management Proxyholders will vote in favour of the matters specified in the Notice of Meeting and in favour of all other matters proposed by Management at the Meeting.

Voting Shares by Proxy

Registered shareholders at the close of business on April 27, 2015 may vote their proxies as follows:

Internet voting: Go to the website indicated on the Proxy (http://www.voteproxyonline.com) and follow the instructions on the screen. To appoint a proxyholder, other than Management Proxyholders, to represent you at the Meeting, inserting such person’s name in the blank space provided on the online Proxy. Then complete your voting instructions and submit the form.  The time and date submitted will automatically be recorded.

Voting by mail or fax: Complete the Proxy in a legible manner.  To appoint a proxyholder, other than the Management Proxyholders, to represent you at the Meeting, insert such person’s name in the blank space provided in the Proxy.  Complete your voting instructions by checking the appropriate boxes on the Proxy, date and sign the form.  You may either send the completed Proxy to TMX Equity by mail or by fax.  Do not send by both methods.  The address is Suite 300, 200 University Avenue, Toronto, Ontario M5H 4H1 and the fax number is 416-595-9593.

Deadline for Receipt of Proxies

The deadline for receiving duly completed and executed forms of proxy or submitting your proxy by fax or over the internet is 12:00 noon (Eastern time) on June 10, 2015, or no later than 48 hours (excluding Saturdays, Sundays and holidays) before the time of any adjourned or postponed Meeting.  A registered shareholder attending the Meeting has the right to vote in person, but he must, before the start of the Meeting, register with the scrutineer of the Meeting.  If he had previously submitted a Proxy, he must specifically request that his proxy be nullified with respect to the matters and any subsequent matters thereafter to be voted upon at the Meeting or any adjournment or postponement thereof, thereby permitting him to vote in person. Notwithstanding the foregoing, the Chair of the Meeting has the sole discretion to accept proxies received after such deadline but is under no obligation to do so.

Revocation of Proxies

A proxy submitted pursuant to this solicitation may be revoked in any manner permitted by law and by written notice, signed by the shareholder or by the shareholder’s attorney authorized in writing (or, if the shareholder is a corporation, by a duly authorized officer or attorney), and deposited with the Company’s transfer agent, TMX Equity, Suite 300, 200 University Avenue, Toronto, Ontario M5H 4H1, at any time up to and including the last business day preceding the date of the Meeting, or any adjournment or postponement thereof, at which the proxy is to be used.

A proxy submitted pursuant to this solicitation may also be revoked prior to the commencement of voting by attending the Meeting in person and registering with the scrutineer as a registered shareholder personally present and requesting to nullify his proxy to allow him to vote in person.

A revocation of proxy does not affect any matter on which a vote has been taken before the revocation.

Exercise of Discretion by Proxies

The persons named in the enclosed Proxy will vote the Shares in respect of which they are appointed in accordance with the direction of the shareholders appointing them. In the absence of such direction, the relevant Shares will be voted in favour of the passing of all the resolutions described below.

The enclosed Proxy confers discretionary authority on the persons named in the Proxy with respect to amendments or variations to matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting.  At the time of printing of this Circular, Management knows of no such amendments, variations or other matters to come before the Meeting.  However, if amendments or variations to any other matters which are not now known to Management should properly come before the Meeting, the Proxy will be voted on such matters in accordance with the best judgment of the named proxyholder.

VOTING PROCESS — NON-REGISTERED SHAREHOLDERS

Only registered shareholders of the Company or the persons they appoint as their proxyholders are permitted to vote at the Meeting.  Many shareholders of the Company are referred to as “non-registered” shareholders (“non-registered shareholders”) because the Shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the Shares.  Shares held by brokers or their agents or nominees can only be voted (for or against resolutions) upon the instructions of the non-registered shareholder.  Without specific instructions, a broker and its agents and nominees are prohibited from voting Shares for their clients.  Therefore, non-registered shareholders should ensure that instructions respecting the voting of their Shares are communicated to the appropriate person or that the Shares are duly registered in their name.

Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from non-registered shareholders in advance of shareholders’ meetings.  Every intermediary/broker has its own mailing procedures and provides its own forms and voting instructions to clients, which should be carefully followed by non-registered shareholders in order to ensure that their Shares are voted at the Meeting.  Shares beneficially owned by a non-registered shareholder are registered either:

i)    in the name of an intermediary (“Intermediary”) that the non-registered shareholder deals with in respect of the Shares of the Company (Intermediaries include, amongst others, banks, trust companies, securities dealers or brokers, and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or

ii)   in the name of a clearing agency (such as CDS Clearing and Depository Services Inc. in Canada or The Depository Trust & Clearing Corporation in the United States) of which the Intermediary is a participant.

Unless you have previously informed your Intermediary/broker that you do not wish to receive material relating to the Meeting, you should have received a Proxy or a VIF (“VIF”).  In either case you have the right to exercise voting rights attached to the Company’s Shares beneficially owned by you, including the right to attend and vote the Shares directly at the Meeting, assuming that you follow the instructions contained in the said Proxy or VIF.

The documents that you receive and from whom you receive them will vary depending upon whether you are a “non-objecting beneficial owner” (“NOBO”) residing in Canada, which means you have provided instructions to your Intermediary that you do not object to the disclosure of the beneficial ownership information about you to the Company, or an “objecting beneficial owner” (“OBO”) residing in Canada, which means that you have objected to the disclosure of such beneficial ownership information about you to the Company, or a non-registered shareholder residing outside of Canada (the “other non-registered shareholders”).

NOBO Shareholders

TMX Equity is handling the mailing to NOBO’s in addition to mailing to the Registered Shareholders.  All NOBO Shareholders of the Company will receive a VIF from TMX Equity.

If you are a NOBO shareholder of the Company, and TMX Equity has sent a VIF directly to you, your name and address and information about your holdings of Shares of the Company have been obtained in accordance with applicable securities regulatory requirements from the intermediary/broker holding Shares on your behalf.  By choosing to send the VIF to you directly, the Company has assumed responsibility for (i) delivering the VIF to you, and (ii) executing your proper voting instructions.

Therefore a NOBO Shareholder of the Company can vote the Shares represented by his VIF in a similar manner as registered shareholders.  The process to vote a VIF or to appoint a proxyholder are the same as that described under “Voting Process — Registered Shareholders” on pages 1-2, except that:

•                  the form received by him is a VIF instead of a Proxy; and

•                  a NOBO shareholder cannot attend the Meeting to vote in person unless, at least 48 hours before the Meeting, he appoints himself as a proxyholder according to the instructions provided on the VIF and registers with the scrutineer upon arriving at the Meeting.

OBO Shareholders

In accordance with applicable securities law requirements, the Company will upon request distribute copies of the Proxy Materials to the clearing agencies and intermediaries for distribution to OBO Shareholders and to the other non-registered shareholders.  Intermediaries are required to forward the Proxy Materials to non-registered shareholders unless a non-registered shareholder has waived the right to receive them.  Intermediaries often use service companies to forward the Proxy Materials to non-registered shareholders. Generally, non-registered shareholders who have not waived the right to receive Proxy Materials will either:

i)    be given a VIF which is not signed by the Intermediary and which, when properly completed and signed by the non-registered shareholder and returned to the Intermediary or its service company, will constitute voting instructions which the Intermediary must follow. Typically, this VIF will consist of a one page pre-printed form; or

ii)   be given a Proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of Shares beneficially owned by the OBO shareholder but which is otherwise not completed by the Intermediary. Because the Intermediary has already signed the Proxy, the signature of the OBO shareholder is not required when submitting the Proxy.

In either case, the purpose of these procedures is to permit non-registered shareholders to direct the voting of the Shares of the Company that they beneficially own. Since only registered shareholders and their proxyholders may attend and vote at the Meeting, if a non-registered shareholder attends the Meeting, the Company will have no record of the non-registered shareholder’s shareholding or of his/her or its entitlement to vote unless the non-registered shareholder’s nominee has appointed the non-registered shareholder as proxyholder. Therefore, a non-registered shareholder who receives one of the above forms and wishes to vote at the Meeting in person (or have another person attend and vote on behalf of the non-registered shareholder), the non-registered shareholder should insert the non-registered shareholder’s name or such other person’s name in the blank space provided, and depending on the design of the VIF, may need to strike out the names of the Management Proxyholders listed therein. The voting instructions given to the non-registered shareholder, may provide for voting by telephone, on the Internet, by mail or by fax.  In either case, non-registered shareholders should carefully follow the instructions of their Intermediary, including those regarding when and where the Proxy or VIF is to be delivered.

A non-registered shareholder, who has submitted a Proxy, may revoke it by contacting the Intermediary through which the non-registered shareholder’s Shares are held and following the instructions of the Intermediary respecting the revocation of proxies.  This procedure should be initiated sufficiently in advance of the Meeting to ensure there is sufficient time to implement your instructions.

In all cases it is important that the Proxy or VIF be received by the Intermediary or its agent sufficiently in advance of the deadline set forth in the Notice of Meeting to enable the Intermediary or its agent to provide voting instructions on your behalf before the deadline.

Failing to follow the proper voting instructions described in the VIF may invalidate your vote and/or not allow you attend and vote in person at the Meeting.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Company is authorized to issue unlimited Shares without par value, of which 179,839,384 shares are issued and outstanding.  The Company has fixed the close of business on April 27, 2015 as the record date (the “Record Date”) for the purpose of determining shareholders entitled to receive notice of and vote at the Meeting.  In accordance with the provisions of the Business Corporations Act (Ontario), the Company has prepared a list of shareholders on the Record Date.  Each shareholder is entitled to one vote for each share held in respect to each matter to be voted at the Meeting.  Only shareholders of record on the Record Date are entitled to vote at the Meeting.

To the knowledge of the directors and officers of the Company, no person beneficially owns, directly or indirectly, or controls or directs shares carrying 10% or more of the voting rights attached to all shares of the Company, except as follows:

ELECTION OF DIRECTORS

The directors of the Company are elected at each annual general meeting and hold office until the next annual general meeting or until their successors are appointed.  In the absence of instructions to the contrary, the enclosed Proxy will be voted for the nominees herein listed.

The Company is required to have an audit committee.  Members of the audit committee and other committees of the Board of Directors of the Company (the “Board”) are as set out in the table below.

The number of directors of the Company to be elected at the Meeting is eight. Management of the Company proposes to nominate each of the following persons for election as a director.  Information concerning such persons, as furnished by the individual nominees, is as follows:

Name, Jurisdiction of Residence and Position	Principal Occupation or employment and, if not a previously elected Director, occupation during the past 5 years	Date First Elected or Appointed as a Director	Number of Securities beneficially owned, directly or indirectly, or controlled or directed (4)
Peter Copetti Toronto, ON, Canada

Interim CEO of the Company since February 11, 2014; Executive Director of the Company, from June 8, 2012 to February 10, 2014; Chief Operating Officer of Cache Metals from June 2011 to June 2012; Chief Executive Officer of Larrge Global Capital from May 2001 to May 2011.

		June 8, 2012	100,000 common shares
Todd A. DeBonis Aptos, CA, USA	Vice President of Global Sales and Strategic Development at TriQuint Semiconductor from April 2004 to February 2015.	April 7, 2015	Nil
Sheldon Inwentash (1) Toronto, ON, Canada	Chairman of Pinetree Capital Ltd. from Feb. 28, 1992 to Feb. 13, 2015; also served as President from May 31, 1993 to Feb. 13, 2015 and as CEO from Jan. 1, 2000 to Feb. 2015.	August 12, 2014	9,125,000
David E. Lazovsky Los Gatos, CA, USA	President and Chief Executive Officer of Intermolecular (NASDAQ: IMI) from September 2004 to October 2014.	April 7, 2015	Nil
Ajit Manocha (2) Los Gatos,CA, USA

Executive Co-Chairman of the Company since November 17, 2014; Executive Vice-Chairman from July 7 to November 17, 2014; Chief Executive Officer of Global Foundries from June 2011 to Jan. 2014, from March 2009 to May2011, he served on the boards of Maskless Lithography, SVTC Technologies and Signet Solar and was advisor to Philips Lumileds, ASE, SOITEC and ATIC.

		July 7, 2014	Nil
John F. O’Donnell (1) (2) (3) Toronto, ON, Canada	Independent lawyer practising in Toronto, Ontario since 1973.	February 14, 2012	30,000 common shares
Dr. Geoffrey Taylor Storrs-Mansfield, CT, USA	Chief Scientist for ODIS Inc. and OPEL Solar, Inc. since 2000; Professor of Electrical Engineering and Photonics at the University of Connecticut since 1994.	April 2, 2013	1,003,998 common shares
Chris Tsiofas (1) (2) (3) Toronto, ON, Canada	Partner with Chartered Accountancy firm of Myers Tsiofas Norheim LLP since 1994.	August 21, 2012	Nil

(1)         Current Member of the Audit Committee.

(2)         Current Member of Compensation Committee.

(3)         Current Member of Corporate Governance and Nominating Committee.

(4)         Shares beneficially owned, directly or indirectly, or over which control or direction is exercised, as at April 27, 2015, based upon information filed on SEDI by the individual directors or furnished to the Company by them.  Unless otherwise indicated, such shares are held directly.

The following briefly describes the qualification and experience of the nominees to the Board:

Peter Copetti — Mr. Copetti has over 25 years of capital markets and management experience in key leadership roles.  He has been the chief architect and strategist of the Company’s transformation since joining the Company in June 2012.  Mr. Copetti was personally responsible for the restructuring of both secured and unsecured debt, negotiated new equity infusion into the Company, and re-focused the Company on its original technical vision of monolithic optoelectronic integration.  Prior to joining the Company, Mr. Copetti was COO of Cache Metal Inc., a Toronto based precious metals company and President from 2011 to 2012, and Chief Executive Officer of Larrge Global Capital Inc., a Canadian private company involved in trading securities, commodities, real estate and construction from 2008 to 2011.

Todd A. DeBonis — Mr. DeBonis is a veteran semiconductor executive with over 27 years of expertise in sales, marketing and corporate development.  For the last decade Mr. DeBonis was the Vice President of

Global Sales and Strategic Development at TriQuint Semiconductor, Inc.  During his tenure, TriQuint experienced dramatic growth and recognition in the industry as the technology leader in RF solutions.  Mr. DeBonis played an integral part in the recent merger with RF Micro Devices, Inc. and subsequent creation of Qorvo, Inc. (NASDAQ: QRVO). Mr. DeBonis previously held the position of Vice President, Worldwide Sales and Marketing at Centillium Communications. Mr. DeBonis also served as the Vice President, Worldwide Sales for Ishoni Networks and Vice President, Sales & Marketing for the Communications Division of Infineon Technologies North America. Mr. DeBonis has a B.S. degree in Electrical Engineering from the University of Nevada.

Sheldon Inwentash — Mr. Inwentash is the Chairman and CEO of Brownstone Energy Inc.  Prior to that time, he served as President and CEO of Pinetree Capital Ltd. from 1994 until January 2015.  Mr. Inwentash holds the following degrees and professional designation: B. Comm., CA., CPA., and LL.D (Honorary).  He brings more than 25 years of experience in the investment industry and a deep understanding of progressive investment and financial management strategies.

David E. Lazovsky — Mr. Lazovsky is the founder of Intermolecular, Inc. (NASDAQ: IMI) and served as the company’s President and Chief Executive Officer and as a member of the board of directors from September 2004 to October 2014. Mr. Lazovsky has an in-depth knowledge of the semiconductor industry, technology and markets.  Prior to founding Intermolecular, Mr. Lazovsky held several senior management positions at Applied Materials Inc. (NASDAQ: AMAT). From 1996 through August 2004, Mr. Lazovsky held management positions in the Metal Deposition and Thin Films Product Business Group where he was responsible for managing more than $1 billion in Applied Materials’ semiconductor manufacturing equipment business. From 2003 until 2004, Mr. Lazovsky managed key strategic accounts in Business Management where he worked closely with leading integrated circuit manufacturers to ensure Applied Materials was developing and providing cutting-edge technology solutions. From 2002 until 2003, Mr. Lazovsky served as the Technology Program Manager for the Endura 2 Platform, Applied Materials’ flagship 300mm metal deposition platform. From 2000 until 2002, Mr. Lazovsky was based in Grenoble, France and served as Director of Business Management for the European region in the Metal Deposition Product Business Group. Previously, Mr. Lazovsky served as a Business Manager from 1997 to 2000, Account Product Manager from 1995 to 1997.  Mr. Lazovsky holds a B.S. in mechanical engineering from Ohio University and, as of March 31, 2014, held 41 pending or issued U.S. patents.

Ajit Manocha — Mr. Manocha has over 35 years of experience in the semiconductor industry with deep knowledge of semiconductor technology and operations.  He has worked in all aspects of the business including research, applied development, manufacturing,  worldwide sales, to global supply chain and IT, and his most recent role was as CEO of GlobalFoundries from June 2011 to January 2014.  He has wealth of experience by working in companies like AT&T, Bell Labs/Microelectronics, Philips Semiconductors (now known as NXP), Spansion, and GlobalFoundries.  He has managed at various executive levels and successfully led very small organizations with fewer than 15 people to very large organizations with well over 25,000 people.  He has also served on various boards as director and chairman.  He is currently representing GlobalFoundries on the Semiconductor Industry Association Board and is also serving on the U.S. Presidential Committee for Advanced Manufacturing Partnership.

John F. O’Donnell — Mr. O’Donnell has a BA (Economics) and an LLB, has practiced law in the City of Toronto since 1973 and has been on the Board of Directors of the Company since February of 2012.  He is currently counsel to Stikeman Keeley Spiegel Pasternack LLP.  His practice is primarily in the field of corporate and securities law and, as such, he is and has been counsel to several publicly traded companies.  Mr. O’Donnell is currently also Chairman of the Board of Montana Gold Mining Company Inc. (MGM: CSE).

Dr. Geoffrey Taylor — Dr. Taylor is Chief Scientist at the Company and has led development of the POET platform since 2000, directing a focused team at the ODIS subsidiary of the Company.  Dr. Taylor possesses an extraordinary technical background made-up of 30 years of design and development experience in electronic and optical device physics, circuit design, opto-electronic technology, materials and applications.  He is concurrently a Professor of Electrical Engineering and Photonics at the University of Connecticut, a position he has held since 1994, and is responsible for ODIS’ development efforts at the GaAs growth and fabrication facility.  With over 150 papers in the world’s most respected journals, and dozens of patents, Dr. Taylor is widely regarded as the world’s leading authority on GaAs solid-state physics, III-V opto-technology, as well as the pioneer in the development of monolithic integrated opto-electronic circuits.  Dr. Taylor has a B.Sc from Queen’s University, and an M.A.Sc. and Ph.D. from the University of Toronto.

Chris Tsiofas — Mr. Tsiofas is a Chartered Accountant (CA), and a Chartered Professional Accountant (CPA) and earned a Bachelor’s of Commerce Degree from the University of Toronto in 1991 and has been a member of the Institute of Chartered Accountants of Ontario since 1993.  He has been on the Board of Directors since August of 2012.  He is a partner with the Toronto Chartered Accountancy firm of Myers Tsiofas Norheim LLP, a position he has held since 1994.

No proposed director is to be elected under any arrangement or understanding between the proposed director and any other person or company, except the directors and executive officers of the company acting solely in such capacity.

To the knowledge of the Company, no proposed director:

(a)               is, as at the date of the Information Circular, or has been, within 10 years before the date of the Information Circular, a director, chief executive officer (“CEO”) or chief financial officer (“CFO”) of any company (including the Company) that, while that person was acting in that capacity:

(i)    was the subject, while the proposed director was acting in the capacity as director, CEO or CFO of such company, of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days; or

(ii)   was subject to a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued after the proposed director ceased to be a director, CEO or CFO but which resulted from an event that occurred while the proposed director was acting in the capacity as director, CEO or CFO of such company; or

(b)               is, as at the date of this Information Circular, or has been within 10 years before the date of the Information Circular, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(c)               has, within the 10 years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director;

(d)               has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(e)                has been subject to any penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

The following directors of the Company hold directorships in other reporting issuers as set out below:

Name of Director	Name of Other Reporting Issuer
John F. O’Donnell	Montana Gold Mining Company Inc. (CSE: MGM)
Sheldon Inwentash	Brownstone Energy Inc. (TSX: BWN) and Ziplocal Inc. (TSX: ZIP)

If there are more nominees for election as directors than there are vacancies to fill, those nominees receiving the greatest number of votes will be elected or appointed, as the case may be, until all such vacancies have been filled.  If the number of nominees for election or appointment is equal to the number of vacancies to be filled, all such nominees will be declared elected or appointed by acclamation.

The Board has adopted a policy for majority voting for individual directors (“Majority Voting Policy”). Under the Majority Voting Policy, the Proxy for any shareholders meeting where directors are to be elected will enable each shareholder to vote for, or withhold from voting on, each director nominee (the “Nominee” or collectively the “Nominees”) separately. If votes “for” the election of a Nominee are fewer than the number voted “withheld”, the Nominee is expected to submit his or her resignation promptly after the meeting of shareholders for the consideration of the Corporate Governance and Nomination Committee (the “CGN Committee”). The CGN Committee will make a recommendation to the Board after reviewing the matter, and the Board will then decide whether to accept or reject the resignation. The Board’s decision to accept or reject the resignation will be disclosed to shareholders. The Nominee will not participate in any CGN Committee or Board deliberations as to whether to accept or reject the resignation. The Majority Voting Policy does not apply in circumstances involving contested director elections.

EXECUTIVE COMPENSATION

A)       Compensation Discussion and Analysis

The purpose of this Compensation Discussion and Analysis (“CD&A”) is to provide information about the Company’s executive compensation objectives and processes and to discuss compensation decisions relating to the Company’s senior officers in 2014.

DESCRIPTION AND EXPLANATION OF ELEMENTS OF COMPENSATION PROGRAM

(i)                       The objectives of the Company’s executive compensation program are:

•              to attract, retain and motivate quality executives;

•              to align the interests of executives with those of the Company’s shareholders;

•              to provide total compensation to executives that is competitive with that paid by other companies of comparable size engaged in similar business in appropriate regions;

•              to evaluate executive performance on the basis of target determined by the Board;

•             to be cognizant of expense management in determination of compensation rewards.

(ii)                    The executive compensation program has been designed to reward executives for:

•              the reinforcement of the Company’s business objectives and values;

•              the attainment of key research and financial milestones dependant on the executive; and

•              their individual performance and significant achievements.

(iii)      The executive compensation program consists of the following elements base salary, variable pay compensation and stock option incentives.

(iv)                In addition to his or her fixed base salary, each officer may be eligible to receive variable pay compensation or bonus meant to motivate him or her to achieve short-term goals. Additionally, the variable pay compensation plan is a retention tool, used to help maintain a low executive attrition.  Stock options are a very important element of the variable pay compensation and do not require cash disbursement from the Company.  Stock options are also generally awarded to officers and consultants at the time of hire and are used as a recruitment tool to attract highly qualified and experienced executives and consultants to the Company.  Stock options are also granted at other times during the year.  As the Company is still continuing to develop its POET Technology, it must conserve its limited financial resources and control costs to ensure that funds are available when needed to complete its scheduled developments. As a result, the Board has to consider not only the financial situation of the Company at the time of the determination of the compensation, but also the estimated financial situation in the mid-and long-term. Also the granting of stock options aligns officers’ rewards with an increase in shareholder value over the long term.

(v)                   Determination of the Amount of Each Compensation Program Element - In order to assist the Board in fulfilling its oversight responsibilities with respect to human resources matters, the Board established a Compensation Committee.  The Compensation Committee reviews and makes determinations with respect to senior officer compensation on a regular basis with any discretionary compensation used only for extraordinary projects or significant milestone results that advance the Company’s growth potential. When determining officer’s compensation, the Compensation Committee receives input from the Executive Co-Chairmen of the Board, and the Chief Executive Officer of the Company.

Base Salary - The base salary for officers, is reviewed by the Compensation Committee of the Board, within a reasonable time prior to the expiry of the current employment or consulting agreement,  with input and direction being provided by the Executive Co-Chairmen of the Board, and the Chief Executive Officer of the Company. The base salary review takes into consideration the current competitive market conditions, experience, proven and/or expected performance, and the particular skills of the officer.

For more information on salaries paid to the executives, refer to the Summary Compensation Table on pages 10-11.

Variable Pay Compensation — The Company has no current procedure to assess each officer’s role in adding to the Company’s growth.  However, there are occasions when there can be significant officer achievements that further the business potential of the Company or create vital successes to the Company.  Therefore, there are times when a discretionary variable pay award may be made to an officer. This type of payment is done after presenting the achievement to the Compensation Committee.  If deemed important to the success of POET’s business, the Committee can approve such an ad hoc variable payment.  Stock Options are a non-cash component of the Variable Pay Compensation and are discussed below.

Stock Options - The Board, based on recommendations of the Compensation Committee where appropriate, makes the following determinations:

•            it selects officers and other persons who are entitled to participate in the Stock Option Plan;

•            it determines the number of options granted to such individuals;

•            it determines the date on which each option is granted and the corresponding exercise price; and

•            it determines the vesting schedule for the stock options granted.

The Board makes these determinations subject to the provisions of the existing Stock Option Plan.  For more information refer to the section entitled “B) Option-Based Awards”.

(vi)                Each element of the compensation program has been designed to meet one or more objectives of the overall executive compensation plan. The fixed base salary of each officer, combined with the variable pay compensation and stock options, has been designed to provide the total compensation package which the Board believes is reasonably competitive with that provided by other companies in the peer group and others of comparable size engaged in similar business in appropriate regions.  In addition, the variable pay compensation has been designed to align the interests of executives with those of the Company’s shareholders and to evaluate financial performance on basis of relevant technical or financial milestones.  Option grants are designed to align executives’ and shareholders’ interests and to provide longer term compensation incentives.

REVIEW AND APPROVAL

The Compensation Committee of the Board is responsible for making recommendations for approval by the Board with respect to remuneration of executives of the Company including the President and Chief Executive Officer of the Company and senior officers of the Company. All executive compensation components are reviewed by the Compensation Committee as needed and its recommendations are subject to approval of the Board, as appropriate.

B)       Option-Based Awards

The Company’s stock option plan has been and will be used to provide share purchase options which are granted in consideration of the level of responsibility of the executive as well as his or her impact or contribution to the longer-term operating performance of the Company.  In determining the number of options to be granted to the executive officers, the Compensation Committee and the Board takes into account the number of options, if any, previously granted to each executive officer, and the exercise price of any outstanding options.  With these guidelines, the Board ensures that such new grants are in accordance with the policies of the TSX Venture Exchange (“TSXV”), and closely align the interests of the executive officers with the interests of shareholders.

The exercise of options by an Optionee, who is an officer, employee or director of the Company, will generally create an immediate tax liability to the Optionee as follows:

•            If the said Optionee resides in Canada, he will be deemed, whether or not the shares were sold, to have received an employment income equal to the value of the option exercised and will be required to pay the Company, in addition to the cost of exercise, an amount equal to the tax liability of the deemed employment income, in order for the Company to remit withholding taxes to Canada Revenue Agency following the exercise.  Subsequent capital gains or losses will be calculated based on the market price on the day of exercise, but capital losses cannot offset the deemed employment income.

•            If the said Optionee resides in the USA, he will be required, for the tax year of the exercise, to pay income tax on the value of the option exercised, equal to the amount of short-term or long-term Capital Gain tax rates when the shares are sold, or if applicable, according to Alternative Minimum Tax rates.  Depending on the circumstances, the Company may be required to collect from the said Optionee, a withholding tax in order for the Company to remit to the IRS following the exercise.

Optionees can exercise their options at any time at their discretion, and, except for times when the officers, directors and employees are prohibited from trading under the corporate governance policies of the Company (when the “Trading Window” is closed), are also free to to sell their shares acquired through exercising their options at any time at their discretion, subject to notification to Management.  Options exercised while the Trading Window is closed can only be sold after the Trading Window reopens. The

Company has entered into an agreement with Solium Capital Inc. to provide a broker assisted exercise program for Optionees under the Company’s Stock Option Plan.

C)       Summary Compensation Table

The following table (presented in accordance with National Instrument Form 51-102F6 - Statement of Executive Compensation (“Form 51-102F6”) sets forth all annual and long term compensation for services in all capacities to the Company for the three most recently completed financial years of the Company (to the extent required by Form 51-102F6) earned by each Named Executive Officers (“NEO”).  Form 51-102F6 defines “NEO” or “named executive officer” to mean  each of the following individuals: (a) a CEO; (b) a CFO; (c) each of the three most highly compensated executive officers of the company, including any of its subsidiaries, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year whose total compensation was, individually, more than $150,000 for that financial year; and (d) each individual who would be an NEO but for the fact that the individual was neither an executive officer of the Company or its subsidiaries, nor acting in a similar capacity, at the end of that financial year.

				Option-Based Awards (1) (2)		Non-Equity Incentive Plan Compensation (US$) (2)
NEO Name and Principal Position	Year	Salary (US$)	Share- Based Awards (1) (US$)	No. of Shares	(US$)	Annual Incentive Plans	Long- term Incentive Plans	Pension Value (US$)	All Other Compensation (US$) (2)	Total Compensation (US$) (2)
Peter Copetti (3) (11) Interim CEO and Executive Co - Chairman	2014 2013 2012	247,963 180,782 58,800	N/A N/A N/A	600,000 300,000 3,000,000	511,479 110,996 663,388	Nil Nil 75,000	Nil Nil Nil	Nil Nil Nil	339,675 56,495 Nil	1,099,117 348,273 797,188
Ajit Manocha (4) Executive Co-Chairman	2014	250,000		2,100,000	2,469,164	Nil	Nil	Nil	Nil	2,719,164
Leon M. Pierhal (5) President	2014 2013 2012	146,000 254,407 233,786	N/A N/A N/A	0 300,000 1,125,000	0 110,996 317,411	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	285,000 46,247 Nil	431,000 411,650 551,197
Kevin Barnes (6) CFO	2014 2013 2012	76,087 67,793 42,000	N/A N/A N/A	50,000 200,000 125,000	42,623 68,886 41,747	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	118,710 136,679 83,747
Mark Benadiba (7) Vice Chairman	2014 2013 2012	27,174 94,911 58,800	N/A N/A N/A	Nil 300,000 3,000,000	Nil 110,996 663,388	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil NIl Nil	27,174 205,907 722,188
Stephane Gagnon (8) (11) Senior VP Operations	2014 2013	166,063 28,247	N/A N/A	150,000 800,000	127,870 253,805	Nil Nil	Nil Nil	Nil Nil	7,246 Nil	301,179 282,052
Christopher Lee (9) Shepherd VP Technologies	2014 2013 2012	147,568 135,587 20,000	N/A N/A N/A	25,000 500,000 1,000,000	21,312 179,173 357,275	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	168,880 314,760 377,275
Dan Desimone (10) CTO	2014	114,244	N/A	500,000	452,174	Nil	Nil	Nil	Nil	566,418

NOTES:

(1)        The Company used the Black-Scholes model as the methodology to calculate the grant date fair value, and relied on the following key assumptions and estimates for each calculation for 2014: weighted average risk-free interest rate of 1.41%, weighted average dividend yield of 0%, weighted average volatility of 116% and weighted average estimated life of 5.75 years. The Company chose this methodology because it is the industry standard.

(2)        The exchange rate used in these calculations to convert CAD to USD was 0.9058 for 2014, 0.9416 for 2013 and 1.0078 for 2012.

(3)        Mr. Copetti was appointed Executive Director on June 8, 2012 and became Interim CEO and Executive Chairman on February 10,  2014.  He also serves as a director of the Company, but receives no additional compensation for services as a director.

(4)        Mr Manocha was appointed to the Board on July 7, 2014 as Executive Vice-Chairman.  On November 17, 2014 he was appointed a Co-Chairman of the Board.

(5)        Mr. Pierhal was the CEO and President in 2013 and 2012, and President in 2014.  He also served as a director of the Company, but receives no additional compensation for services as a director. He resigned as director and officer on September 30, 2014.

(6)        Mr. Barnes served as Controller of the Company until November 30, 2012 and CFO since December 1, 2012.

(7)        Mr. Benadiba served as Executive Chairman of the Board from June 8, 2012 to February 10, 2014, and then as Vice-Chairman until he resigned as a director on July 1, 2014.

(8)              Mr. Gagnon took office on November 4 , 2013.

(9)              Mr. Shepherd’s role as VP of Technology ended on October 31, 2014.

(10)       Mr. Dan DeSimone was hired on April 1, 2014 and was appointed Chief Technical Officer on August 12, 2014.

(11)       Messrs. Copetti and Gagnon were paid bonuses of $339,675 and $7,246 respectively.  These amounts are included in “All Other Compensation”.

D)  Incentive Plan Awards

(i)   Incentive Plan Awards

The following table sets forth information concerning all awards outstanding under the Stock Option Plan of the Company at the end of the most recently completed financial year, including awards granted before the most recently completed financial year, to each of the Named Executive Officers:

	Option-Based Awards					Share-Based Awards
NEO Name	No. of Shares Underlying Unexercised Options (#)	Option Exercise Price ($/share)		Option Expiration Date	Value of Unexercised In- The Money Options (1) (US$)	Number of Shares or Units of Shares That Have Not Vested (#)	Market or Payout Value of Share- Based Awards That Have Not Vested (US$)
Peter Copetti	2,500,000	CA$	0.235	08-June-2017	2,635,995	N/A	N/A
	500,000	CA$	0.445	15-Nov-2017	436,822	N/A	N/A
	300,000	CA$	0.49	13-Aug-2018	250,473	N/A	N/A
	600,000	CA$	1.24	12-Aug-2019	113,617	N/A	N/A
Ajit Manocha	100,000	CA$	1.24	12-Aug-2019	18,936	N/A	N/A
	2,000,000	CA$	1.75	03-Jul-2019	Nil	N/A	N/A
Leon M. Pierhal	571,300	CA$	0.23	30-Sep-2015	604,836	N/A	N/A
	75,000	CA$	0.28	30-Sep-2015	76,175	N/A	N/A
	800,000	CA$	0.345	30-Sep-2015	767,774	N/A	N/A
	500,000	CA$	0.445	30-Sep-2015	436,822	N/A	N/A
	300,000	CA$	0.49	30-Sep-2015	250,473	N/A	N/A
	500,000	CA$	0.51	30-Sep-2015	408,848	N/A	N/A
	75,000	CA$	0.76	30-Sep-2015	45,188	N/A	N/A
	200,000	CA$	1.21	30-Sep-2015	43,037	N/A	N/A
Kevin Barnes	25,000	CA$	0.23	16-Feb-2022	26,467	N/A	N/A
	10,000	CA$	0.28	17-Mar-2020	10,157	N/A	N/A
	100,000	CA$	0.44	14-Nov-2018	87,795	N/A	N/A
	100,000	CA$	0.445	15-Nov-2017	87,364	N/A	N/A
	100,000	CA$	0.49	13-Aug-2018	83,491	N/A	N/A
	25,000	CA$	0.51	28-Sep-2021	20,442	N/A	N/A
	50,000	CA$	0.76	28-Feb-2021	30,126	N/A	N/A
	50,000	CA$	1.24	12-Aug-2019	9,468	N/A	N/A
Mark Benadiba	2,500,000	CA$	0.23	08-June-2017	670,872	N/A	N/A
	500,000	CA$	0.445	15-Nov-2017	35,309	N/A	N/A
	300,000	CA$	0.49	13-Aug-2018	8,474	N/A	N/A
Stephane Gagnon	300,000	CA$	0.43	4-Oct-2018	25,422	N/A	N/A
	500,000	CA$	0.44	14-Nov-2018	37,663	N/A	N/A
	150,000	CA$	1.24	12-Aug-2019	29,891	N/A	N/A

	Option-Based Awards					Share-Based Awards
NEO Name	No. of Shares Underlying Unexercised Options (#)	Option Exercise Price ($/share)		Option Expiration Date	Value of Unexercised In- The Money Options (1) (US$)	Number of Shares or Units of Shares That Have Not Vested (#)	Market or Payout Value of Share- Based Awards That Have Not Vested (US$)
Christopher Lee Shepherd	500,000	CA$	0.43	25-Oct-2017	443,277	N/A	N/A
	500,000	CA$	0.445	15-Nov-2017	436,822	N/A	N/A
	300,000	CA$	0.46	27-Jun-2018	258,220	N/A	N/A
	200,000	CA$	0.49	13-Aug-2018	166,982	N/A	N/A
	25,000	CA$	1.24	12-Aug-2019	4,734	N/A	N/A
Dan DeSimone	300,000	CA$	1.24	12-Aug-2019	56,808	N/A	N/A
	200,000	CA$	1.44	03-Apr-2019	3,443	N/A	N.A

(1)         This amount is calculated based on the difference between the market value of the shares underlying the vested and unvested options at the end of the most recently completed financial year, being CA$1.46 (US$1.257), and the exercise or base price of the option.  The exchange rate used in these calculations to convert CAD to USD was 0.86073, being the rate on December 31, 2014.

(ii) Outstanding Share-Based Awards and option-Based Awards — Value Vested or Earned During the Year

The value vested or earned during the most recently completed financial year of incentive plan awards granted to Named Executive Officers are as follows:

NEO Name	Option-Based Awards - Value Vested During The Year(1) (US$)	Share-Based Awards - Value Vested During The Year(2) (US$)	Non-Equity Incentive Plan Compensation - Value Earned During The Year (US$)
Peter Copetti	71,332	N/A	Nil
Ajit Manocha	4,529	N/A	Nil
Leon M. Pierhal	71,332	N/A	Nil
Kevin Barnes	64,312	N/A	Nil
Mark Benadiba	28,553	N/A	Nil
Stephane Gagnon	333,787	N/A	Nil
Christopher Lee Shepherd	399,458	N/A	Nil
Dan Desimone	14,040	N/A	Nil

(1)  This amount is the dollar value that would have been realized computed by obtaining the difference between the market price of the underlying securities on the vesting date and the exercise or base price of the options under the option-based award.  For the NEOs to have realized this value, they would have had to exercise their options and sell the shares on the day of vesting.  The exchange rate used in these calculations to convert CAD to USD was 0.86073, being the rate on December 31, 2014.

(2)  This amount is the dollar value realized computed by multiplying the number of shares or units by the market value of the underlying shares on the vesting date.

(iii) Narrative Discussion

The current stock option plan of the Company is the 2014 Fixed Stock Option Plan (the “2014 Plan”) which was approved by the disinterested shareholders of the Company on July 7, 2014 and accepted for filing by the TSXV).  Under the 2014 Plan, the Company is required to reserve a number of shares eligible for granting under the Plan, which needs to be approved by shareholders and cannot exceed 20% of the issued and outstanding shares. The 2014 Plan reserved 31,925,000 shares as the maximum number (the “Fixed Number”) of common shares which may be issued pursuant to options granted under the 2013 Plan and previous plans.

On May 1, 2015, the directors amended the 2014 Plan: (a) increase the Fixed Number to 36,000,000 or such other greater number which will be, as at 5 pm (Eastern time) on June 11, equal to or less than 20% of the outstanding shares of the Company, being a net increase of at least 4,075,000, and (ii) to change the maximum time allowable for the exercise of vested options following the date an officer or director ceases to be in that role from 180 days to one year.  The 36,000,000 number represents 20% of the current issued and outstanding shares of the Company at the time of the amendment.  The amended Plan (hereinafter referred to as the “2015 Plan”) is being submitted to shareholders for approval.  For more information refer to the section entitled “Approval of Stock Option Plan” on page 22-23.

The purpose of the Plan is to allow the Company to grant options to directors, officers, employees and consultants, as additional compensation, and as an opportunity to participate in the success of the Company.  The granting of such options is intended to align the interests of such persons with that of the shareholders.  Options are exercisable over periods of up to ten (10) years as determined by the Board and are required to have an exercise price no less than the closing market price of the Company’s shares prevailing on the last trading day before the option is granted less a discount of up to 25%, the amount of the discount varying with market price in accordance with the policies of the TSXV.  Pursuant to the Plan, the Board may from time to time authorize the issue of options to directors, officers, employees and consultants of the Company and its subsidiaries or employees of companies providing management or consulting services to the Company or its subsidiaries.  In addition, as a percentage of the issued and outstanding shares at the time of grant, the number of shares which may be reserved for issuance:

(a)         to all optionees under the Stock Option Plan in aggregate shall not exceed 20%;

(b)         to all insiders as a group may not exceed 20%; and

(c)          to any one individual may not exceed 2% on a yearly basis if the optionee is engaged in investor relations activities or is a consultant.

Previously any options granted under the Plan generally vested as to 25% upon regulatory approval and thereafter 25% every 6 months from the date of grant.  Currently options granted under the Plan generally vest as to 25% six months from the day of grant and 25% every six months thereafter.  However, the Board can vary the vesting schedule for differing purposes, subject to complying with TSXV Policies.

The Plan provides that if a change of control, as defined therein, occurs, all shares subject to option shall immediately become vested and may thereupon be exercised in whole or in part by the option holder.  The exercise price for options is generally set at the closing price of the common shares of the Company as of the last trading day prior to the date of the grant of the options, in accordance with TSXV Policies.

As at December 31, 2014, the number of outstanding options granted under the Stock Option Plan was 24,237,800.  For more information, refer to Note 10 “Stock Option and Contributed Surplus” in the Company’s audited financial statements for the year ended December 31, 2014.  The criteria for determining awards to the NEOs is described on page 8 under the “Stock Options” subsection of “Description and Explanation of Elements of Compensation”.

The Company’s Non-Equity Incentive Plan for compensation to the NEOs along with the criteria for determining awards is described on page 8 under the “Variable Pay Compensation” subsection of “Description and Explanation of Elements of Compensation”.

E)  Pension Plan Benefits

(i)               Defined Benefit Plans

The Company does not provide a defined benefit plan to the NEOs or any of its employees.

(ii)           Defined Contribution Plans

The Company offers a defined contribution plan that is a 401K Plan for the US Subsidiary but does not contribute toward such plan.

(iii)  Deferred Compensation Plans

The Company does not have any Deferred Compensation Plans other than that described above.

F)  Termination and Change of Control Benefits

The Company and/or its subsidiaries have employment contracts with the following Named Executive Officer as follows:

•                  Mr. Copetti entered into an Employment Agreement with the Company, dated February 10, 2014 (the “Agreement”), wherein (i) he was paid CA$20,000 per month or (CA$240,000 per year) until December 31, 2014, (ii) he is illegible for annual and special bonuses as determined by the Board of Directors; (iii) he is reimbursed up to CA$5,000 for gym membership and medical tests; and (iv) he will receive a severance of twelve months on termination of employment by the Company, other than for cause. Mr.

Copetti’s salary was adjusted to CA$31,250 per month or (CA$375,000 per year) in October 2014.  The Executive Employment Agreement has lapsed and Mr. Copetti and the Company are currently negotiating a definitive employment agreement.

•                  Mr. Pierhal entered into an Amended and Restated Employment Agreement with the Company dated February 16, 2014 for a period of one year, with automatic yearly renewals providing an annual base salary of US$185,000.  This employment contract provided for severance payments upon termination of employment including the payment of salary through the end of the employment period, a pro-rata bonus (other than for cause), cash payment equivalent to 12 months of salary and the acceleration of all unvested stock options, which were exerciseable for a 12 month period after the date of termination. The employment contract also provided for an “Assignment of Inventions” which assigns inventions to the Company and included covenants against disclosure, competition and solicitation.  Mr. Pierhal’s employment was terminated on September 30, 2014.

•                  Mr. Barnes has an arrangement with the Company to provide consulting services which started January 1, 2013 for a period of one year  with an automatic one year renewal at a current monthly rate of CA$9,000.  The arrangement may be terminated by the Company without cause on six months’ notice or equivalent compensation.

•                  Mr. Benadiba entered into a consulting agreement with the Company dated June 8, 2012, as amended February 10, 2014, for a period ending on December 31, 2014 and provided for monthly fees of CA$5,000.  There was no provision for severance on termination. Mr. Benadiba resigned on July 1, 2014.

•                  Mr. Gagnon entered into an employment contract with the Company dated November 4, 2013 that continued indefinitely at a current yearly salary of CA$200,000.  The Company entered into a further agreement with Mr. Gagnon dated April 25, 2015 whereby his employment would continue to August 15, 2015 to enable a smooth transition to the new COO. Severance of one and a half months’ salary would be payable on August 15, 2015. The expiry date of his stock options were extended to one year from August 15, 2015. This would be conditional upon the Company’s stock option plan being amended at the next annual general and special meeting of shareholders to allow for this, otherwise his stock options would expire in 180 days from August 15, 2015.  Therefore, this condition is to be made on a best efforts basis and subject to all necessary regulatory and TSX Venture Exchange (the “Exchange”) approvals.  Mr. Gagnon had a prior approved bonus whereby he would receive a bonus upon completion of a financing. This bonus has been amended such that he will receive a bonus of 6 months’ salary on completion of a successful private placement financing equal to or in excess of ten million dollars ($10,000,000), excluding option or warrant exercises, essentially new money, if such financing is completed prior to August 15, 2015.  All of the above terms are subject to necessary regulatory and Exchange approvals.

•                  Mr. Shepherd has a consulting contract, through his wholly-owned company IT Millwrights Corporation, dated January 1, 2014, for a period of one year, providing monthly fees currently not to exceed CA$ 15,000.  There is no provision for severance on termination.  Mr. Shepard’s contract was not renewed for 2015.  He continues to provide services to the Company on an as needed basis.

•                  Mr. DeSimone entered into Letter of Agreement dated March 28, 2014, wherein (i) he will be paid US$10,416.67 per month (or US$125,000 per year) and (ii) he was granted 200,000 stock options exerciseable for a period expiring on April 3, 2019 at a price of $1.44 per share.

G)  Compensation of Directors

(i) Director Compensation Table

The following table sets forth all amounts of compensation provided to the directors, who are each not also a Named Executive Officer, for the Company’s most recently completed financial year:

	Fees or	Share- Based	Option-Based Awards (2)(3)		Non-Equity Incentive Plan	Pension	All Other
Director Name (1)	Salary (2) (US$)	Awards (US$)	No. of Shares	Value (US$)	Compensation (US$)	Value (US$)	Compensation (US$)	Total (US$)
Adam Chowaniec (5)	51,750	N/A	300,000	255,739	N/A	N/A	N/A	307,489
Sheldon Inwentash	16,848	N/A	500,000	426,232	N/A	N/A	N/A	443,080
Samuel Peralta	65,065	N/A	800,000	681,972	N/A	N/A	N/A	747,037

	Fees or	Share- Based	Option-Based Awards (2)(3)		Non-Equity Incentive Plan	Pension	All Other
Director Name (1)	Salary (2) (US$)	Awards (US$)	No. of Shares	Value (US$)	Compensation (US$)	Value (US$)	Compensation (US$)	Total (US$)
John F. O’Donnell (4)	75,250	N/A	300,000	255,739	N/A	N/A	N/A	330,989
Chris Tsiofas	75,522	N/A	300,000	255,739	N/A	N/A	N/A	331,261
Dr. Geoffrey Taylor	162,138	N/A	300,000	255,739	N/A	N/A	N/A	417,877

(1)             Relevant disclosure has been provided in the Summary Compensation Table above, for directors who are also Named Executive Officers.

(2)             The exchange rate used in these calculations to convert CAD to USD was 0.9058, being the average exchange rate for the year ended December 31, 2014.

(3)             The Company used the Black-Scholes model as the methodology to calculate the grant date fair value.

(4)             The firm of Stikeman Keeley Spiegel Pasternack LLP of which Mr. O’Donnell is counsel was paid the sum of  CA$174,549 for legal fees and disbursements incurred in 2014.

(5)             Dr. Chowaniec resigned from the board on January 22, 2015

(ii)    Narrative Discussion

During 2014, directors, other than the Named Executive Officers, were entitled to receive an annual fee of $32,000 plus $1,500 per meeting other than impromptu telephone meetings for which the fee is $750 per meeting, to be paid quarterly.  The Chairman of the Board, if not an executive, was entitled to receive an additional $10,000 annually and the Committee Chairs were entitled to receive an additional $8,000 annually.  The directors were also entitled to be reimbursed for their actual out of pocket expenses incurred in carrying out their duties.  A Director’s involvement in special assignments or services as consultant or expert will be negotiated on a case by case basis.

The directors participate in the Company’s Stock Option Plan for the granting of incentive stock options to the officers, employees and directors, which Plan is described under the subsection “Narrative Discussion” of “Incentive Plan Awards” on page 13 and under “Approval of Stock Option Plan” on page 22. The purpose of granting such options is to assist the Company in compensating, attracting, retaining and motivating the directors of the Company and to closely align the personal interests of such persons to that of the shareholders.

(iii)        Incentive Plan Awards - Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth information as at December 31st, 2014, the end of the most recently completed financial year, concerning all awards outstanding under incentive plans of the Company, including awards granted before the most recently completed financial year, to each of the directors who are not Named Executive Officers:

	Option-Based Awards					Share-Based Awards
Director Name	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)		Option Expiration Date	Value of Unexercised In-The-Money Options (1)(2) (US$)	Number of Shares or Units of Shares That Have Not Vested (#)	Market or Payout Value of Share- Based Awards That Have Not Vested (US$)
Dr. Adam Chowaniec	300,000	CA$	0.46	09-Aug-2015	430,255	N/A	N/A
	300,000	CA$	0.49	09-Aug-2015	271,740	N/A	N/A
	500,000	CA$	0.51	09-Aug-2015	263,588	N/A	N/A
	300,000	CA$	1.24	09-Aug-2015	59,783	N/A	N/A
Sheldon Inwentash	500,000	CA$	1.24	12-Aug-2019	94,681	N/A	N/A
John F. O’Donnell	150,000	CA$	0.23	16-Feb-2022	158,805	N/A	N/A
	12,500	CA$	0.345	19-Aug-2020	11,996	N/A	N/A
	500,000	CA$	0.445	15-Nov-2017	436,822	N/A	N/A
	300,000	CA$	0.49	13-Aug-2018	250,473	N/A	N/A
	300,000	CA$	1.24	12-Aug-2019	56,808	N/A	N/A

	Option-Based Awards					Share-Based Awards
Director Name	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)		Option Expiration Date	Value of Unexercised In-The-Money Options (1)(2) (US$)	Number of Shares or Units of Shares That Have Not Vested (#)	Market or Payout Value of Share- Based Awards That Have Not Vested (US$)
Samuel Peralta	100,000	CA$	0.235	11-May-2015	105,440	N/A	N/A
	100,000	CA$	0.445	11-May-2015	87,364	N/A	N/A
Chris Tsiofas	500,000	CA$	0.275	21-Aug-2017	509,984	N/A	N/A
	500,000	CA$	0.445	15-Nov-2017	436,822	N/A	N/A
	300,000	CA$	0.49	13-Aug-2018	250,473	N/A	N/A
	300,000	CA$	1.24	12-Aug-2019	56,808	N/A	N/A
Geoffrey Taylor	75,000	CA$	0.23	16-Feb-2022	79,403	N/A	N/A
	30,000	CA$	0.28	17-Mar-2020	30,470	N/A	N/A
	10,000	CA$	0.345	19-Aug-2020	9,597	N/A	N/A
	1,500,000	CA$	0.445	15-Nov-2017	1,310,466	N/A	N/A
	300,000	CA$	0.49	13-Aug-2018	250,473	N/A	N/A
	100,000	CA$	0.51	28-Sep-2021	81,770	N/A	N/A
	500,000	CA$	0.51	2-Apr-2018	408,848	N/A	N/A
	75,000	CA$	0.76	28-Feb-2021	45,188	N/A	N/A
	300,000	CA$	1.24	12-Aug-2019	56,808	N/A	N/A

(1)         This amount is calculated based on the difference between the market value of the securities underlying the options at the end of the most recently completed financial year, which was CA$1.46 (US$1.257), and the exercise or base price of the option.

(2)         The exchange rate used in these calculations to convert CAD to USD was 0.86073, being the rate on December 31, 2014.

(iv)         Incentive Plan Awards - Value Vested or Earned During the Year

The value vested or earned during the most recently completed financial year of incentive plan awards granted to directors who are not Named Executive Officers are as follows:

Director Name	Option-Based Awards - Value Vested During The Year(1) (US$)	Share-Based Awards - Value Vested During The Year (US$)	Non-Equity Incentive Plan Compensation - Value Earned During The Year (US$)
Adam Chowaniec	403,987	N/A	N/A
Sheldon Inwentash	Nil	N/A	N/A
Samuel Peralta	71,332	N/A	N/A
John F. O’Donnell	71,332	N/A	N/A
Chris Tsiofas	153,420	N/A	N/A
Geoffrey Taylor	255,889	N/A	N/A

(1)         This amount is the dollar value that would have been realized computed by obtaining the difference between the market price of the underlying securities on the vesting date and the exercise or base price of the options under the option-based award. For the directors to have realized this value, they would have had to exercise their options and sell the shares on the day of vesting.  None of these options were exercised.

(2)         The exchange rate used in these calculations to convert CAD to USD was 0.86073, being the rate on December 31, 2014.

H)    Securities Authorized for Issuance Under Equity Compensation Plans

The following table sets forth the Company’s compensation plans under which equity securities are authorized for issuance as at December 31, 2014, being the end of the most recently completed financial year.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights		Number of securities remaining available for future issuance under equity compensation
Equity compensation plans approved by securityholders 2014 Stock Option Plan	24,237,800	CA$	0.625	5,720,950
Equity compensation plans not approved by securityholders 2015 Stock Option Plan (1)	Nil	N/A		Nil
Total	24,237,800	CA$	0.625	5,720,950

(1)       The 2015 Stock Plan was put in place after December 31, 2014 and no options have been issued thereunder.  It is subject to the requisite shareholder approval and the approval of the TSX Venture Exchange.

INDEBTEDNESS TO COMPANY OF DIRECTORS,
EXECUTIVE OFFICERS AND SENIOR OFFICERS

As at the date hereof, there is no indebtedness of any current or former director, executive officer or employee of the Company or any subsidiaries which is owing to the Company or any of its subsidiaries or to another entity which is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries, entered into in connection with a purchase of securities or otherwise.

No individual who is, or at any time during the most recently completed financial year was, a director or executive officer of the Company, no proposed nominee for election as a director of the Company and no associate of such persons:

(i)                is or at any time since the beginning of the most recently completed financial year has been, indebted to the Company or any of its subsidiaries; or

(ii)             whose indebtedness to another entity is, or at any time since the beginning of the most recently completed financial year has been, the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries, in relation to a securities purchase program or other program, except as follows:

•                  Leon M. Pierhal, who was a director of the Company until September 30, 2014 and previous served as President & CEO of the Company, received in 2012 a $100,000 non-interest bearing loan from the Company which amount was settled by the Company in January 2014.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as set out herein, no person who has been a director or executive officer of the Company at any time since the beginning of the Company’s last financial year, no proposed nominee of Management of the Company for election as a director of the Company and no associate or affiliate of the foregoing persons, has any material interest, direct or indirect, by way of beneficial ownership or otherwise, in matters to be acted upon at the Meeting other than the election of directors and potentially, the amendment of the Company’s stock Option Plan.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

No informed person or proposed director of the Company and no associate or affiliate of the foregoing persons has or has had any material interest, direct or indirect, in any transaction since the commencement of the Company’s most recently completed financial year or in any proposed transaction which in either such case has materially affected or would materially affect the Company or any of its subsidiaries, except for stock option grants.

APPOINTMENT OF AUDITORS

Marcum LLP, Certified Public Accountants, of New Haven, Connecticut, were first appointed as auditors of the Company on June 18, 2010.  On August 12, 2014, shareholders of the Company re-appointed Marcum LLP as auditors of the Company for the ensuing year.

At the Meeting, shareholders will be asked to appoint Marcum LLP as the auditors of the Company to hold office for the ensuing year at a remuneration to be fixed by the directors.

Unless otherwise instructed, the proxies given pursuant to this solicitation will be voted for the re-appointment of Marcum LLP as the auditors of the Company to hold office for the ensuing year at a remuneration to be fixed by the directors.

MANAGEMENT CONTRACTS

No management functions of the Company or its subsidiaries are performed to any substantial degree by a person other than the directors or executive officers of the Company or its subsidiaries.

CORPORATE GOVERNANCE DISCLOSURE

A summary of the responsibilities and activities and the membership of each of the Committees is set out below.

National Instrument (“NI”) 58-201 establishes corporate governance guidelines which apply to all public companies.  The Company has reviewed its own corporate governance practices in light of these guidelines.  In certain cases, the Company’s practices comply with the guidelines, however, the Board considers that some of the guidelines are not suitable for the Company at its current stage of development and therefore these guidelines have not been adopted.  NI 58-101 mandates disclosure of corporate governance practices which disclosure is set out below.

Independence of Members of Board

The Company’s current Board consists of 8 directors, four (4) of whom are independent based upon the tests for independence set forth in NI 52-110.  Todd DeBonis, Sheldon Inwentash, David Lazovsky and Chris Tsiofas are the independent directors.  Peter Copetti is not independent as he the Interim CEO and Executive Co-Chairman of the Company.  Ajit Manocha is not independent as he is a Co-Chairman of the Board of Directors of the Company.  John O’Donnell is not independent as he acts as legal counsel to the Company.  Geoffrey Taylor is not independent as he is the Company’s Chief Scientist.

Management Supervision by Board

During most of 2014, independent supervision of Management was accomplished through having three (3) independent Board members, notwithstanding that the former Chairman, the former Vice-Chairman and the current two (2) Co-Chairmen of the Board were not independent.  Following the resignation of Samuel Peralta as a Director of the Company in November 2014, there were only two (2) independent directors.  Subsequent to December 31, 2014, two new independent directors were appointed to the Board to fill the Board vacancies. The Board considered that Management was effectively supervised by the independent directors as the independent directors were actively and regularly involved in reviewing and supervising the operations of the Company and had regular and full access to Management.  The CEO and CFO reported upon the operations of the Company separately to the independent directors of the Board at such other times throughout the year as was considered necessary or advisable by the independent directors.  The independent directors were encouraged to meet at any time they consider necessary without any members of Management including the non-independent directors being present, and generally did so several times per year by adjourning Board meetings and asking all persons who were not independent directors to leave the room.  The Company’s auditors, legal counsel and employees may have been invited to attend.  Further supervision was performed through the Audit Committee composed of a majority of independent directors, who meet with the Company’s auditors without Management being in attendance, generally on a quarterly basis and at least once a year.  Additional supervision was performed through the Compensation Committee and the Corporate Governance and Nominating Committee (the “CGNC”), both of which were composed of a majority of independent directors.  In June 2014, the CGNC recommended two new Board members to replace Messrs. Benadiba and Pierhal and in April 2015, the CGNC further recommended two new Board members to replace Messrs. Peralta and Chowaniec.  The CGNC has determined that the current constitution of the Board of eight (8) directors is appropriate for the Company’s current stage of development.

Participation of Directors in Other Reporting Issuers

No director of the Company, nor any proposed nominee for election as a director, hold directorships in other reporting issuers, except for John F. O’Donnell who is a director of Montana Gold Mining Company (CSE: MGM) and Sheldon Inwentash who is a director of Brownstone Energy Inc. (TSX: BWN) and Ziplocal Inc. (TSX: ZIP).

Orientation and Continuing Education

While the Company does not have formal orientation and training programs, new Board members are provided with:

1.              information respecting the functioning of the Board, committees and copies of the Company’s corporate governance policies;

2.              access to recent, publicly filed documents of the Company, technical reports and the Company’s internal financial information;

3.              access to Management and technical experts and consultants; and

4.              advice to consult on the internet the TSXV Policy relating to Corporate Governance and applicable regulations and policies and also the applicable securities laws, rules and regulations.

Board members are encouraged to communicate with Management, auditors and technical consultants; to keep themselves current with industry trends and developments and changes in legislation with Management’s assistance; and to attend related industry seminars and visit the Company’s operations.  Board members have full access to the Company’s records.

Ethical Business Conduct

The Board views good corporate governance as an integral component to the success of the Company and to meet responsibilities to shareholders.  The Board has adopted a Code of Conduct in December 2007 and has instructed its Management and employees to abide by the provisions of the Code.  A copy of said code is posted on the Company’s website <www.poet-technologies.com>.

The directors of the Corporation are responsible for monitoring compliance with this Code, for regularly assessing its adequacy, for interpreting this Code in any particular situation and for approving any changes to this Code from time to time.

Investor Relations Disclosure Policy

The Board has established a Company Disclosure Policy related to disclosure and external communications, which applies to all officers, directors and employees of the Company.  The purpose of the Policy is to ensure compliance with legal and regulatory requirements, when preparing public disclosure documents, answering investor inquiries and/or attending conferences or meetings with its analysts and institutional shareholders.  This policy covers disclosures in documents filed with the securities regulators and written statements made in POET’s annual and quarterly reports, news releases, letters to shareholders, presentations (both of a business or technical nature), marketing materials, advertisements, and information contained on POET’s website and other electronic communications. It also extends to oral statements made in meetings and telephone conversations with analysts and investors, interviews with the media as well as speeches, press conferences, and conference calls.

Trading by Insiders

Insiders of the Company are expected to comply with all applicable Regulatory Laws, Rules and Regulations with respect to buying and selling shares of the Company.  In addition, the Company has well-defined criteria for when the Trading Window for officers and directors opens and closes as per the Company’s Securities Trading Policy posted on its website <www.poet-technologies.com>, the purpose of which is to ensure that Insiders do not trade shares of the Company at inappropriate times.  Insiders are expected to abstain from trading the shares of the Company when the Trading Window is closed.

Nomination of Directors

The Board established a Corporate Governance and Nominating Committee (the “CGNC”) currently composed of John O’Donnell (Chairman of the CGNC), Ajit Manocha and Chris Tisiofas.  The CGNC has the responsibility for identifying potential Board candidates. The CGNC assesses potential Board candidates to fill perceived needs on the Board for required skills, expertise, independence and other factors.  Members of the Board and representatives of the semi-conductor and infrared industries are consulted for possible candidates.  The Board has adopted a written charter that sets forth the responsibilities of the CGNC.  The Charter was recently amended and a copy is posted on the Company’s website <www.poet-technologies.com>.

Compensation of Directors and the CEO

On December 14, 2007, the Company established a Compensation Committee (the “CC”) to be responsible for reviewing all overall compensation strategy, objectives and policies; annually reviewing and assessing the performance of the executive officers; recommending to the Board the compensation of the executive officers; reviewing executive appointments; and recommending the adequacy and form of directors’ compensation.  The CC also reviews and recommends incentive stock option awards under the Company’s Stock Option Plan.  The current members of the CC are Chris Tsiofas (Chairman of the CC), John O’Donnell and Todd DeBonis.  Mr DeBonis joined the CC on May 1, 2015.

The CC discusses and makes recommendations to the Board for approval or disapproval of all compensation issues that pertain to the Company.  The compensation programs of the Company are designed to reward performance and to be competitive with the compensation agreements of other comparable semiconductor companies.  The CC is responsible for evaluating the compensation of the senior Management and assuring that they are compensated effectively in a manner consistent with the Company’s business, stage of development, financial condition and prospects, and the competitive environment.  Specifically, the CC is responsible for: (i) reviewing the compensation practices and policies of the Company to ensure that they are competitive and that they provide appropriate motivation for corporate performance and increased shareholder value; (ii) overseeing the administration of the Company’s compensation programs, and reviewing and approving the employees who receive compensation and the nature of the compensation provided under such programs, and ensuring that all Management compensation programs are linked to meaningful and measurable performance targets; (iii) making recommendations to the Board regarding the adoption, amendment or termination of compensation programs and the approval of the adoption, amendment and termination of compensation programs of the Company, including for greater certainty, ensuring that if any equity-based compensation plan is subject to shareholder approval, and that such approval is sought; (iv) periodically surveying the executive compensation practices of other comparable companies; (v) establishing and ensuring the satisfaction of performance goals for performance-based compensation; (vi) annually reviewing and approving the annual base salary and bonus targets for the senior executives of the Company, other than the CEO; (vii) reviewing and approving annual corporate goals and objectives for the CEO and evaluating the CEO’s performance against such goals and objectives; (viii) annually reviewing and approving, based on the CC’s evaluation of the CEO, the CEO’s annual base salary, the CEO’s bonus, and any stock option grants and other awards to the CEO under the Company’s compensation programs (in determining the CEO’s compensation, the CC will consider the Company’s performance and relative shareholder return, the compensation of CEOs at other companies, and the CEO’s compensation in past years); and (ix) review the annual report on executive compensation required to be prepared under applicable corporate and securities legislation and regulation including the disclosure concerning members of the CC and settling the reports required to be made by the CC in any document required to be filed with a regulatory authority and/or distributed to shareholders.

Board Committees

In addition to its responsibility for nominating directors, the CGNC also has the responsibility for monitoring corporate governance compliance and setting corporate governance policy.

The Company also has a Disclosure Committee who meet periodically, as needed, to review the Company’s material news disclosure prior to dissemination.  The current members of the Disclosure Committee are Peter Copetti, John O’Donnell and Chris Tsiofas.

As the directors are actively involved in the operations of the Company, the Board has determined that additional committees, other than the AC, the CGNC and the CC, are not necessary at this stage of the Company’s development.

Assessments

Prior to June 2012, the Board annually, and at such other times as it deemed appropriate, reviewed the performance and effectiveness of the Board, the directors and its committees to determine whether changes in size, personnel or responsibilities are warranted.  To assist in its review, the Board conducted informal surveys of its directors, received reports from the CGNC on its assessment of the functioning of the Board and reports from each committee respecting its own effectiveness.

The Board did not see the necessity of carrying out an assessment during 2014 since it is undergoing a fundamental transition in its management and board of directors, but expects do so going forward.

Audit Committee

A) THE AUDIT COMMITTEE’S CHARTER

The current Audit Committee Charter was put in place on December 14, 2007, a copy of which can be found in Appendix “A”.

B) COMPOSITION OF THE AUDIT COMMITTEE

The following are the current members of the Committee:

Name	Independent / Not independent (1)	Financially literate / Not Financially literate (1)
Chris Tsiofas	Independent	Financially literate
Sheldon Inwentash	Independent	Financially literate
John O’Donnell	Not independent	Financially literate

(1)    As defined by National Instrument 52-110 (“NI 52-110”).

C) RELEVANT EDUCATION AND EXPERIENCE

The education and experience of each Audit Committee member that is relevant to the performance of his responsibilities are as follows:

Chris Tsiofas, the Chairman of the Audit Committee, holds B. Comm. from the University of Toronto.  He has been a member of the Institute of Chartered Accountants of Ontario since 1993 and also a member of the Canadian Tax Foundation.  He is a Partner with Myers Tsiofas Norheim LLP and previously worked in the tax practice division of Coopers & Lybrand (now PriceWaterhouseCoopers).

John F. O’Donnell has a BA (Economics) and an LLB, and has practiced law in the City of Toronto since 1973, primarily in the field of corporate and securities law.  Over the years, he has been counsel to and has served as an officer and director of several publicly traded companies and as such has been involved in the review and analysis of numerous financial statements. Mr. O’Donnell has taken formal accounting courses and has been responsible for overseeing the completion of financial statements for his own business.  With his vast experience in corporate and securities law and in corporate governance, he provides invaluable advice to the Audit Committee.

Shelton Inwentash, CA., CPA., LL.D (Honorary) holds a B.Comm. from the University of Toronto.  He has more than 25 years’ experience in the investment industry and a deep understanding of progressive investment and financial management strategies.

All members have an understanding of the accounting principles used by the Company to prepare its financial statements and have an understanding of its internal controls and procedures for financial reporting.

D) AUDIT COMMITTEE OVERSIGHT

At no time since the commencement of the Company’s most recently completed financial year was a recommendation of the Committee to nominate or compensate an external auditor not adopted by the Board of Directors.

E) RELIANCE ON CERTAIN EXEMPTIONS

At no time since the commencement of the Company’s most recently completed financial year has the Company relied on the exemption in Section 2.4 of NI 52-110 (De Minimis Non-audit Services), or an exemption from NI 52-110, in whole or in part, granted under Part 8 of NI 52-110.

F) PRE-APPROVAL POLICIES AND PROCEDURES

The Committee has adopted specific policies and procedures for the engagement of non-audit services as described above in paragraph 7 (e) of the Audit Committee Charter.

G) EXTERNAL AUDITORS SERVICE FEES (BY CATEGORY)

The aggregate fees billed by the Company’s external auditors for each of the last two fiscal years for audit fees are as follows:

Financial Year Ending	Audit Fees	Audit Related Fees	Tax Fees	All Other Fees
December 31, 2013 (1)	$56,500	$100,500	$13,000	—
December 31, 2014 (1)	$59,000	—	$10,000	—

(1)           The fees include those for the subsidiaries of the Company, since the audits were completed by the same firm.

Expectations of Management

The Board expects Management to operate the business of the Company in a manner that enhances shareholder value and is consistent with the highest level of integrity.  Management is expected to execute the Company’s business plan and to meet performance goals and objectives.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

The Company is seeking shareholders’ approval for: (a) amendments to the Company’s Stock Option Plan, and (b) the consolidation of the Company’s Common Shares and accompanying filing of Articles of Amendment..

A)      Approval of Stock Option Plan

Introduction

On August 12, 2014, Shareholders of the Company approved the 2014 Plan whereby the number of Shares (the “Fixed Number”) issuable under the Plan had been increased to 31,925,000 representing 20% of the issued and outstanding shares of the Company at the time approved by the directors.

On May 1, 2015, the directors amended the Plan to: (a) increase the Fixed Number to 36,000,000 or such other greater number which will be, as at 5 pm (Eastern time) on June 11, equal to or less than 20% of the outstanding shares of the Company, being a net increase of at least 4,075,000, and (ii) to change the maximum time allowable for the exercise of vested options following the date an officer or director ceases to be in that role from 180 days to one year.  The 36,000,000 number represents 20% of the current issued and outstanding shares of the Company at the time of the amendment.  Since the Plan was approved by shareholders on August 12, 2014, an aggregate of 1,966,250 common shares were issued pursuant to the exercise of previous granted stock option under the Plan.

The amended Plan (hereinafter referred to as the “2015 Plan”) is being submitted to shareholders for approval.  The full text of the 2015 Plan is attached hereto as Appendix “B” and is available from the Company’s website.  If the 2015 Plan is approved by Shareholders, it will be filed on SEDAR as a Material Document.

To be effective, the Company must obtain approval of a simple majority of the shareholders at the Meeting, to the increase in the number of options, but excluding insiders and their associates, (the “disinterested shareholders”) with respect to the adoption of the 2015 Plan.  For the purposes hereof, an “Insider” is a director or senior of the Company, a director or senior officer of a company that is itself an Insider or subsidiary of the Company, or a person whose control, or direct or indirect beneficial ownership, or a combination thereof, over securities of the Company extends to securities carrying more than 10% of the voting rights attached to all the Company’s outstanding voting securities.

Text of Resolution

Accordingly, at the Meeting, shareholders will be asked to pass an ordinary resolution in the following form:

RESOLVED to:

(a)         approve the amendment of the Company’s stock option plan pursuant to which the Board of Directors may, from time to time, grant stock options to directors, officers, employees and consultants of the Company and its subsidiaries (the “Plan”) as follows:

(i)            to increase the number of common shares of the Company reserved for issuance under the Plan (the “Fixed Number”) from 31,925,000 to the greater of 36,000,000 or 20% of the number of issued and outstanding common shares of the Company at the close of business on the day prior to the day of the meeting; and

(ii)        to change the maximum time allowable for the exercise of vested options following the date an officer or director ceases to be in that role from 180 days to one year; and

(b)         (with all Interested Parties abstaining from voting) approve and ratify the 2015 Plan, in the form set out in Appendix “B” of the Information Circular, providing for the grant of options under the Plan and under all other previously established share compensation arrangements.

Recommendation of Directors

The Board recommends that the holders of Common Shares vote in favour of the amendments to the Plan and the adoption of the 2014 Plan. Unless otherwise instructed, the persons named in the accompanying Proxy (provided the same is duly executed in their favour and is duly deposited) intend to vote FOR the approval of the Stock Option Plan.

B) Approval of Consolidation of the Company’s Shares

Introduction

At the Meeting, shareholders will be asked to consider and, if thought fit, to pass, with or without amendment, a special resolution (the “Consolidation Resolution”) in the form set out below, authorizing, subject to regulatory approval, the filing of articles of amendment to consolidate the Company’s common shares on the basis of one new share for a maximum of every three shares of the Company issued and outstanding (the “Consolidation”) and change the name of the Company to POET Technologies Corp. (the “Name Change”) under the Ontario Business Corporations Act (the “OBCA”).

Subject to the approval of the TSXV, approval of the special resolution by holders of common shares would give the Board authority to implement the Consolidation at any time prior to the next annual meeting of Shareholders. Notwithstanding approval of the proposed Consolidation by shareholders, the Board, in its sole discretion, may revoke the special resolution and abandon the Consolidation without further approval or action by or prior notice to shareholders. The Board has not yet determined whether it will in fact complete the Consolidation or, if there is a Consolidation, that the ratio will be in the maximum amount for with authorization requested.

The background to and reasons for the Consolidation, and certain risks associated with the Consolidation and related information, are described below.

Background to and reasons for the Consolidation

The Board believes that it may be in the best interests of the Company to reduce the number of outstanding Shares by way of the Consolidation.  The potential benefits of the Consolidation include:

•                  Greater investor interest - a higher post-consolidation Share price could help generate interest in the Company among investors, as a higher anticipated Share price may meet investing guidelines for certain institutional investors and investment funds that may be prevented under their investing guidelines from investing in the Shares at the current price;

•                  Improved trading liquidity — an increased interest from investors may ultimately improve the trading liquidity of the Shares;

•                  Raise additional capital at a higher price per Share — the higher anticipated price of the post-consolidation common shares will allow the Company to raise additional capital through the sale of additional common shares at a higher price per Share than would be possible in the absence of the Consolidation; and

•                  Ability to meet listing requirements on certain senior stock exchanges — certain senior stock exchanges have a minimum trading price requirement for listing, which levels may not be able to be achieved without the Consolidation.

The Consolidation is subject to regulatory approval, including approval of the Exchange. As a condition to the approval of a consolidation of shares listed for trading on the Exchange, the Exchange requires, among other things, that an Exchange-listed issuer continue to meet the Exchange’s “Tier Maintenance Requirements” after the share consolidation. In order for the Company to continue to meet the applicable Tier Maintenance Requirements, the Company must have at least 150 “public shareholders” (as defined under Exchange policies) holding a certain minimum number of common shares of the Company, each free of “resale restrictions” (as defined under Exchange policies), after completion of the Share Consolidation.  As a result, the Board may determine that it is necessary to implement a lower Consolidation Ratio in order to satisfy the applicable Tier Maintenance Requirements and obtain approval of the Share Consolidation from the Exchange. The Board may also determine to implement a lower Consolidation Ratio for other reasons, such as to adjust to a higher stock price for the Company’s shares or to reflect an increase in the actual or expected value of the Company’s assets.

If the special resolution is approved, the Consolidation would be implemented, only upon a determination by the Board that it is in the best interests of the Company at that time. In connection with any determination to implement the Consolidation, the Board will set the timing for the Consolidation to become effective. No further action on the part of Shareholders would be required in order for the Board to implement the Consolidation.

If the Board does not implement the Consolidation prior to the next annual meeting of shareholders, the authority granted by the special resolution to implement the Consolidation on these terms would lapse and be of no further force or effect.  The special resolution also authorizes the Board to elect not to proceed with, and abandon, the Consolidation at any time if it determines, in its sole discretion, to do so.

Certain Risks associated with the Share Consolidation

•                  There are numerous factors and contingencies that could affect the Share price prior to or following the Consolidation, including the status of the market for the Shares at the time, the status of the Company’s reported financial results in future periods, and general economic, geopolitical, stock market and industry conditions. Accordingly, the market price of the common shares may not be sustainable at the direct arithmetic result of the Consolidation (for example, based on the closing price of the common shares on April 24, 2015 of $1.74 per common share, the direct arithmetic result of the Consolidation would be a post-consolidation market price of $5.22 per Share, based on a one for three consolidation), and may be lower. If the market price of the Shares is lower than it was before the Consolidation on an arithmetic equivalent basis, the Company’s total market capitalization (the aggregate value of all common shares at the then market price) after the Consolidation may be lower than before the Consolidation.

•                  If the Consolidation is implemented and the market price of the Shares declines, the percentage decline may be greater than would occur in the absence of the Consolidation. The market price of the Shares will, however, also be based on the Company’s performance and other factors, which are unrelated to the number of Shares outstanding. Furthermore, the liquidity of the Shares could be adversely affected by the reduced number of Shares that would be outstanding after the Consolidation.

•                  The Company may still be unable to meet the listing requirements of certain senior stock exchanges, even following a Consolidation.

•                  The Consolidation may result in some shareholders owning “odd lots” of less than 100 common shares on a post-consolidation basis. “Odd lots” may be more difficult to sell, or require greater transaction costs per Share to sell, than Shares held in “board lots” of even multiples of 100 Shares.

Procedure for Implementing the Consolidation, Notice of Consolidation and Letter of Transmittal

If the special resolution is approved by Shareholders and the Board decides to implement the Consolidation, the Company will file articles of amendment with the Director under the Business Corporations Act (Ontario) (the “Act”) in the form prescribed by the Act to amend the Company’s articles.  The Consolidation will become effective on the date shown in the certificate of amendment issued by the Director under the Act or such other date indicated in the articles of amendment provided that, in any event, such date will be prior to the next annual meeting of shareholders.

Promptly after the date of the articles of amendment, the Company will give written notice thereof to all shareholders and will provide them with a form of a letter of transmittal to be used for the purpose of surrendering their certificates representing the currently outstanding Shares to the Company’s registrar and transfer agent in exchange for new share certificates representing whole post-consolidation common shares. After the Share Consolidation, current issued share certificates representing pre-consolidation Shares will: (i) constitute good delivery for the purposes of trades of post-consolidation Shares; and (ii) be deemed for all purposes to represent the number of post-consolidation Shares to which the shareholder is entitled as a result of the Consolidation.  No delivery of a new share certificate to a Shareholder will be made until the Shareholder has surrendered his, her or its current issued share certificates.

Effect on Non-Registered Holders

Non-Registered Holders holding their Shares through a bank, broker or other nominee should note such banks, brokers or other nominees may have different procedures for processing the Consolidation than those that will be put in place by the Company for registered shareholders. If you hold your Shares with such a bank, broker or other nominee and if you have any questions in this regard, you are encouraged to contact your nominee.

No Fractional Shares to be Issued

No fractional Shares will be issued in connection with the Consolidation and, in the event that a Shareholder would otherwise be entitled to receive a fractional common share upon the Consolidation, such fraction will be rounded down to the nearest whole number.

Effects of the Consolidation on the Shares

If approved and implemented, the Consolidation will occur simultaneously for all of the Shares and the Consolidation Ratio will be the same for all of such Shares. Except for any variances attributable to fractional shares, the change in the number of issued and outstanding Shares that will result from the Consolidation will cause no change in the capital attributable to the Shares and will not materially affect any shareholder’s percentage ownership in the Company, even though such ownership will be represented by a smaller number of Shares.

In addition, the Consolidation will not materially affect any Shareholder’s proportionate voting rights. Each Share outstanding after the Consolidation will be entitled to one vote and will be fully paid and non-assessable.

The principal effects of the Consolidation will be that the number of Shares issued and outstanding will be reduced from 179,839,384 common shares as of April 27, 2015 to approximately 35,967,877 Shares (based on the maximum consolidation ratio of one for three).  The implementation of the Consolidation would not affect the total shareholders’ equity of the Company or any components of shareholders’ equity as reflected on the Company’s financial statements except: (i) to change the number of issued and outstanding Shares; and (ii) to change the stated capital of the Shares to reflect the Consolidation.

No Dissent Rights

Under the Act, Shareholders do not have dissent and appraisal rights with respect to the proposed Consolidation.

The Name Change may be necessary in the event of a consolidation and will only be implemented if required by law.

In order to become effective, the Consolidation Resolution and Name Change must be approved by a vote of not less than two-thirds (2/3) of the votes cast by shareholders at the Meeting. Notwithstanding approval of the Name Change by a special resolution of the shareholders, the Board may, without further approval of shareholders, abandon the application for amended articles of incorporation to effect the Consolidation Resolution and Name Change at any time prior to the issue of a certificate of articles of amendment by the Director under the OBCA.

Text of the Consolidation Resolution

The text of the special resolution which Management intends to place before the Meeting for consideration and approval, with or without modification, is as follows:

RESOLVED AS A SPECIAL RESOLUTION THAT:

a)         the Company be and is hereby authorized to alter the authorized capital of the Company and to consolidate the common shares of the Company on the basis of one new common share for a maximum of every three pre-consolidation shares of the Company issued and outstanding, or such other lesser number as the Board of Directors of the Company may, in its discretion, determine and any regulatory body having jurisdiction may accept (the “Consolidation”);

b)         in the event that the Consolidation would otherwise result in the issuance of a fractional common share, no common share shall be issued and such fractional common share will be rounded down to the nearest whole number;

c)          the effective date of such Consolidation shall be the date shown in the certificate of amendment issued by the Director appointed under the Act or such other date indicated in the articles of amendment provided that, in any event, such date shall be prior to the next annual meeting of shareholders;

d)         any director and officer of the Company is authorized, for and on behalf of the Company, whether under the corporate seal of the Company or otherwise, to execute and deliver or to cause to be executed and delivered all documents and to do or to cause to be done all things necessary or desirable to give effect to the intent of this resolution, including, without limitation, the determination of the effective date of the consolidation and the delivery of articles of amendment in the prescribed form to the Director appointed under the Act, the execution of any such document or the doing of any such other act or thing being conclusive evidence of such determination;

e)          the Board of Directors of the Company is hereby authorized to revoke this special resolution without further approval of the shareholders at any time prior to the endorsement by the Director appointed under the Act of a certificate of amendment in respect of the foregoing amendments; and

f)            if required as a result of the consolidation, the Company be and is hereby further authorized to change its name to “POET Technologies Corp.” or such other name as the Board of Directors, in its sole discretion, determines to be appropriate and which the Director under the OBCA may accept.

Recommendation of Directors

The Board recommends that the Shareholders vote in favour of the Consolidation Resolution and Name Change.  Unless otherwise instructed, the persons named in the accompanying Proxy (provided the same is duly executed in their favour and is duly deposited) intend to vote FOR the approval of the Consolidation Resolution.

ADDITIONAL INFORMATION AND DOCUMENTS INCORPORATED BY REFERENCE

The following documents filed with the securities commissions or similar regulatory authority of Ontario, Quebec, British Columbia and Alberta are specifically incorporated by reference into, and form an integral part of, this Information Circular: (i) the financial statements for the year ended December 31, 2014, (ii) the report of the auditors thereon, and (iii) the related management’s discussion and analysis (MD&A).  Shareholders may contact the Company at 501, 121 Richmond Street West, Toronto, Ontario M5H 2K1 to request copies of these documents or download them from the SEDAR website at <www.sedar.com>.

Additional information relating to the Company is also available on SEDAR or from the Company’s website at <www.poet-technologies.com>.

OTHER MATTERS

Management of the Company is not aware of any other matter to come before the Meeting other than as set forth in the notice of Meeting.  If any other matter properly comes before the Meeting, it is the intention of the persons named in the enclosed Proxy to vote the shares represented thereby in accordance with their best judgment on such matter.

DATED this 27th day of April, 2015.

APPROVED BY THE BOARD OF DIRECTORS

/s/ Peter Copetti
Peter Copetti, Interim CEO & Executive Co-Chairman

APPENDIX “A”

POET TECHNOLOGIES INC. (the “Company”)

THE AUDIT COMMITTEE’S CHARTER

1.          Composition

The AC comprises three (3) or more directors as determined by the Board, each of whom shall be unrelated non-executive directors, free from any relationship that would interfere with the exercise of his or her independent judgment. The Board shall appoint one of the members of the AC as chairperson. Such appointment will be for a one (1) year term and will be ratified by the full Board.  Each AC member must be, or must become, within a reasonable period of time after appointment, “financially literate,” which qualification shall be determined by the Board.  In addition, at least one (1) AC member shall have accounting or related financial management background/experience.

2.          Authority

The AC may, at its own initiative or at the request of the Board, investigate any activity of the Company.  All employees are directed to co-operate as requested by members of the AC.  The AC is empowered to retain persons having special competence as necessary to assist the committee in fulfilling its responsibility.

3.          Responsibility

The AC is to serve as a focal point for communication between non-committee directors, the independent (external) auditors and the Company’s Management Team as their duties relate to financial accounting, reporting, and controls.  The AC is to assist the Board in fulfilling its fiduciary responsibilities as to accounting policies and reporting practices of the Company and all subsidiaries, and the sufficiency of auditing relative thereto.  The AC is the Board’s principal agent in assuring the independence of the Company’s independent auditors, the integrity of financial management, and the adequacy of financial disclosures to shareholders.  However, the opportunity for the independent auditors to meet with individual directors or the entire Board, as needed, is not to be restricted.

The Company’s independent (external) auditors are ultimately accountable to the AC and the Board. The AC and the Board have the ultimate authority and responsibility to select, evaluate, and nominate the independent (external) auditor to be proposed for any shareholder approval; and where appropriate, to replace the Company’s independent (external) auditors.

4.          Meetings

The AC is to meet at least four (4) times per fiscal year or as many additional times as the committee deems necessary.

5.          Attendance

A majority of the members of the AC must be present at all committee meetings and every effort should be made to hold meetings with all members present.  As necessary or desirable, the chairperson may request that members of the Company’s Management Team and representatives of the independent (external) auditors be present at meetings of the committee.

6.          Minutes

Minutes of each AC meeting are to be prepared summarizing the matters discussed.

7.          Specific Mandate/Duties

a)	Inform the independent (external) auditors and Management Team that the independent (external) auditors and the members of the AC may communicate with each other at any time.

b)	Review with the CEO, CFO and independent (external) auditors, the Company’s policies and procedures to reasonably assure the adequacy of internal accounting and financial reporting controls.

c)

Have familiarity with the accounting and reporting principles and practices applied by the Company in preparing its financial statements and make, or cause to be made, all necessary inquiries of the Management Team and the independent (external) auditors concerning established standards of corporate conduct and performance and any deviations therefrom.

d)

Review, prior to the annual audit, the scope and general extent of the independent (external) auditor’s audit examinations. The auditors’ fees are to be arranged with the Management Team and annually summarized for the AC’s review and approval.

e)	Review with the Company’s Management Team the extent of non-audit services planned to be provided by the independent (external) auditors in relation to the objectivity needed in the audit.

f)

Review with the Company’s Management Team and the independent (external) auditors, upon completion of their audit, financial results and MD&A at year end, together with any related press releases, prior to filing or distribution.

g)

Evaluate the cooperation received by the independent (external) auditors during their audit examination, including their access to all requested records, data and information, and also inquire of the independent (external) auditors whether there have been any disagreements with the Company’s Management Team, which if not satisfactorily resolved would have caused the independent auditors to issue a non-standard report on the Company’s financial statements. Elicit the comments of the Management Team regarding the responsiveness of the independent auditors to the Company’s needs.

h)

Recommend to the Board whether, based on the reviews and discussions referred to above, the annual financial statements and any related MD&A should be included in the Company’s Annual Report filed on SEDAR, distributed to shareholders and otherwise released.

i)

Review with the Company’s Management Team and the independent (external) auditors (if required or determined necessary by the AC), interim financial results and MD&A, together with any related press releases, prior to filing or distribution.

j)

Recommend to the Board whether, based on the reviews and discussions referred to above, the interim financial statements and any related MD&A should be filed on SEDAR, distributed to shareholders and otherwise released.

k)

Discuss with the independent (external) auditors and the Company’s Management Team the quality of the Company’s financial and accounting personnel and any relevant recommendations the independent auditors (external) may have.

l)	Discuss any significant changes to the Company’s accounting principles and any items required to be communicated to the independent (external) auditors.

m)	Review and reassess the adequacy of the AC’s Charter at least annually and submit this same to the Board for approval.

n)

Ensure that the independent (external) auditors submit, on a periodic basis to the AC, a formal written statement delineating all relationships between the independent auditors and the Company, actively engage in a dialogue with the independent auditors with respect to any disclosed relationships or services that may impact the objectivity and independence of the independent auditors, and recommend that the Board take appropriate action in response to the independent auditors’ report to satisfy itself of the auditors’ independence.

o)	Recommend to the Board the retention or replacement of the independent auditors.

p)	Review and approve the Company’s hiring policies regarding partners, employees and former partners and employees of the present and former independent (external) auditors of the Company.

q)	Apprise the Board, as necessary, through minutes and special presentations of significant developments in the course of performing the above duties.

r)

Approve capital expenditures at levels up to the maximum amount of the AC’s authority as determined by the Board from time to time. Any decisions made by the AC will be reported to the full Board and ratified at its next meeting.

s)	Recommend to the Board any appropriate extensions or changes in the duties of the AC.

t)

Establish and monitor procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or audit matters and the confidential, anonyContracts submission by employees of concerns regarding questionable accounting or auditing matters. The AC shall review periodically with the Company’s Management Team these procedures and any significant complaints received.

APPENDIX “B”

POET TECHNOLOGIES INC. (the “Corporation”)

2015 STOCK OPTION PLAN (the “Plan”)

1.              Purpose of the Plan

The purpose of the Plan is to assist the Corporation in attracting, retaining and motivating Directors, Employees and Consultants of the Corporation and which terms are hereinafter collectively referred to as (“Directors, Employees and Consultants”) and any of its subsidiaries and to closely align the personal interests of such Directors, Employees and Consultants with those of the shareholders by providing them with the opportunity, through options, to acquire common shares in the capital of the Corporation. Capitalized terms used in this Plan that are not otherwise defined have the meanings ascribed to them in TSX Venture Exchange Policy 4.4 — Incentive Stock Options (“Policy 4.4”) or TSX Venture Exchange Policy 1.1 - Interpretation.

2.              Implementation

The Plan and the grant and exercise of any options under the Plan are subject to compliance with the applicable requirements of each stock exchange (“Exchanges”) on which the shares of the Corporation are listed at the time of the grant of any options under the Plan and of any governmental authority or regulatory body to which the Corporation is subject.

Upon approval by the Shareholders of the Corporation, the Plan will replace and supersede the previous Plan known as the “2014 Stock Option Plan” which was approved by Shareholders on August 12th, 2014. Notwithstanding that at some future date, the shares of the Corporation are no longer listed on the TSX Venture Exchange, the Plan will remain in effect until amended or discontinued in accordance with section 7, provided that it is in compliance with all applicable corporate and securities laws, rules and regulations.

3.              Administration

The Plan shall be administered by the Board of Directors of the Corporation which shall, without limitation, subject to the approval of the Exchanges, have full and final authority in its discretion, but subject to the express provisions of the Plan, to interpret the Plan, to prescribe, amend and rescind rules and regulations relating to it and to make all other determinations deemed necessary or advisable for the administration of the Plan. The Board of Directors may delegate any or all of its authority with respect to the administration of the Plan and any or all of the rights, powers and discretions with respect to the Plan granted to it hereunder to such committee of directors of the Corporation as the Board of Directors may designate and upon such delegation such committee of directors, as well as the Board of Directors, shall be entitled to exercise any or all of such authority, rights, powers and discretions with respect to the Plan. When used hereafter in the Plan, “Board of Directors” shall be deemed to include a committee of directors acting on behalf of the Board of Directors.

4.              Shares Issuable Under the Plan

Subject to the requirements of the TSX Venture Exchange:

(a)         the aggregate number of shares (“Optioned Shares”) that may be issuable pursuant to options granted under the Plan will not exceed [insert either 36,000,000 or such greater number which is equal or less than 20% of the issued and outstanding shares as at 5:00 pm on June 11, 2015] shares (being an increase of [insert either 4,075,000 or such greater number which is equal to the difference between 31,925,000 and the new Fixed Number] since last shareholders’ approval) hereinafter referred to as the “Fixed Number”;

(b)         this Plan, in order to be implemented, requires the approval of the majority of the shareholders of the Corporation;

(c)          unless this Plan is approved by the majority of the disinterested shareholders of the Corporation (the “Disinterested Approval”),

(i)                   the aggregate number of shares reserved for issuance under stock options granted to Insiders of the Corporation (as a group), at any point in time, under this Plan and all outstanding stock option plans or grants of options may not exceed 10% of the issued shares of the Corporation;

(ii)                no options exceeding an aggregate of 10% of the issued shares of the Corporation, calculated at the date an option is granted to an Insider, may be granted to Insiders (as a Group) within a 12 month period under this Plan and all outstanding stock option plans or grants of options.;

(iii)             no options exceeding an aggregate of 5% of the issued shares of the Corporation, calculated on the date an option is granted to the Person, may be granted to any one Person (and, where permitted under Policy 4.4, any

Companies wholly owned by that Person) within a 12 month period under this Plan and all outstanding stock option plans or grants of options;

(iv)            upon the Corporation obtaining the requisite Disinterested Approval, the provisions set out in this subsection 4 (c) shall no longer apply;

(d)         no options exceeding an aggregate of 2% of the issued shares of the Corporation, calculated at the date an option is granted to the Consultant, may be granted to any one Consultant in a 12 month period;

(e)          no options exceeding an aggregate of 2% of the issued shares of the Corporation, calculated at the date an option is granted to any such Person, may be granted to all Persons retained to provide Investor Relations Activities in any 12 month period.  Persons retained to provide Investor Relations Activities shall include any Consultant that performs Investor Relations Activities and any Employee or Director whose role and duties primarily consist of Investor Relations Activities.

(f)           Policy 4.4 requires that the Board of Directors, through the establishment of appropriate procedures, monitor the trading in the securities of the Issuer by all Optionees performing Investor Relations Activities. These procedures may include, for example, the establishment of a designated brokerage account through which the Optionee conducts all trades in the securities of the Issuer or a requirement for such Optionees to file insider trade reports with the Board.

5.              Eligibility

(a)         General

Options may be granted under the Plan to Directors, Employees, Consultants, and Consultant Companies of the Corporation and any of its subsidiaries (collectively the “Optionees” and individually an “Optionee”).  Subject to the provisions of the Plan, the total number of Optioned Shares to be made available under the Plan and to each Optionee, the time or times and price or prices at which options shall be granted, the time or times at which such options are exercisable, and any conditions or restrictions on the exercise of options, shall be in the full and final discretion of the Board of Directors.

(b)         Consultant Company and other Companies

Provided that a Form 4F (Certification and Undertaking Required from a Company Granted an Incentive Stock Option) duly completed and signed by the Optionee in the form attached hereto as Schedule “B” or such other form as may be amended by the TSX Venture Exchange from time to time, options may also be granted under the Plan to:

(i)             Except in relation to a Consultant Company, a company which is providing consulting services to the Corporation and is wholly owned by individuals eligible for an option grant.

(c)          Management Company Employees

Options may also be granted to individuals (hereinafter referred to as “Management Company Employees” ) employed by a company providing management services to the Corporation, which services are required for the ongoing successful operation of the business enterprise of the Corporation, except for services involving Investor Relations Activities.

(d)         Options Granted to Employees, Consultants or Management Company Employees

The Corporation and the Optionee are responsible for ensuring and confirming that, in the event it wishes to grant options under the Plan to Employees, Consultants, Consultant Companies or Management Company Employees, it will only grant such options to Optionees who are bona fide Employees, Consultants, Consultant Companies or Management Company Employees, as the case may be.

6.              Terms and Conditions

All options under the Plan shall be granted upon and subject to the terms and conditions hereinafter set forth.

(a)         Exercise price

The exercise price to each Optionee for each Optioned Share shall be determined by the Board of Directors, but shall be:

(i)             not less than the last closing price of the Corporation’s common shares as traded on the TSX Venture Exchange before the date of the stock option grant, unless the price determined by the Board of Directors is discounted, in which case shall not be less than the Discounted Market Price of the Corporation’s common shares as traded on the TSX Venture Exchange, or

(ii)          such other price as may be agreed to by the Corporation and accepted by the TSX Venture Exchange,

provided that the exercise price for each Optioned Share in respect of options granted within 90 days of a Distribution by a Prospectus shall not be less than the greater of the Discounted Market Price and the price per share paid by public investors for listed shares of the Corporation under the Distribution.

(b)         Reduction in the Exercise Price of Options Granted to Insiders

In the event the Corporation wishes to reduce the exercise price of any options held by Insiders of the Corporation at the time of the proposed reduction, the approval of the disinterested Shareholders of the Corporation will be required prior to the exercise of any such options at the reduced exercise price.

(c)          Option Agreement

All options shall be granted under the Plan by means of an agreement (the “Option Agreement”) between the Corporation and each Optionee in the form attached hereto as Schedule “A” or such other form as may be approved by the Board of Directors, such approval to be conclusively evidenced by the execution of the Option Agreement by any one director or officer of the Corporation, or otherwise as determined by the Board of Directors.

(d)         Length of Grant

Subject to sections 6 (k), 6 (m), 6 (n), 6 (o), 6 (p) and 6 (s), all options granted under the Plan shall be for a term determined by the Board of Directors, provided that no options shall expire later than that date which is 10 years from the date such options were granted.

(e)          Non-Assignability of Options

All options granted under the Plan are non-transferable and non-assignable (whether absolutely or by way of mortgage, pledge or other charge) by an Optionee other than by will or other testamentary instrument or the laws of succession (subject to section 6 (p) hereof) and may be exercisable during the lifetime of the Optionee only by such Optionee.

(f)           Vesting Schedules

The following vesting schedules will apply to incentive stock options granted under the Plan. Each Optionee who is granted options under the Plan will become vested with the right to exercise one-quarter (1/4) of the options on the date of the grant of the options and a further one-quarter (1/4) upon the conclusion of every six months subsequent to the date of the grant of the options, such that that Optionee will be vested with the right to exercise one hundred percent (100%) of his options upon the conclusion of 18 months from the date of the grant of the options. The Board of Directors may, at the time of grant, apply a different vesting schedule for any or all options granted, including such schedule whereby the options will vest immediately, provided that options granted to Persons retained to provide “Investor Relations Activities” must vest in stages over a period of not less than 12 months with no more than one-quarter (1/4) of the options vesting in any three month period.

(g)          Right to Postpone Exercise

Each Optionee, upon becoming entitled to exercise the option in respect of any Optioned Shares in accordance with the Option Agreement, shall thereafter be entitled to exercise the option to purchase such Optioned Shares at any time prior to the expiration or other termination of the Option Agreement or the option rights granted thereunder in accordance with such agreement.

(h)         Exercise and Payment

Any option granted under the Plan may be exercised by an Optionee or, if applicable, the legal representatives of an Optionee, giving notice to the Corporation specifying the number of shares in respect of which such option is being exercised, accompanied by payment (by bank draft or certified cheque/check payable to the Corporation) of the entire exercise price (determined in accordance with the Option Agreement) for the number of shares specified in the notice. Upon any such exercise of an option by an Optionee the Corporation shall cause the transfer agent and registrar of shares of the Corporation to promptly deliver to such Optionee or the legal representatives of such Optionee, as the case may be, a share certificate in the name of such Optionee or the legal representatives of such Optionee, as the case may be, representing the number of shares specified in the notice. If the Corporation has engaged an administrator to administer the Plan, such as an Internet-based administration platform, which also includes the availability of a broker-assisted exercise process, the Optionee agrees to follow the procedures established by the Corporation or such administrator with respect to the exercise of options.

(i)             Rights of Optionees

The Optionees shall have no rights whatsoever as shareholders in respect of any of the Optioned Shares (including, without limitation, voting rights or any right to receive dividends, warrants or rights under any rights offering) other than Optioned Shares in respect of which Optionees have exercised their option to purchase and which have been issued by the Corporation.

(j)            Effect of a Take-Over Bid

If a bona fide offer ( an “Offer”) for Shares is made to the Optionee or to shareholders of the Corporation generally or to a class of shareholders which includes the Optionee, which Offer, if accepted in whole or in part, would result in the offeror becoming a control person of the Corporation, within the meaning of subsection 1(1) of the Securities Act, the Corporation shall, immediately upon receipt of notice of the Offer, notify each Optionee of full particulars of the Offer, whereupon (subject to the approval of the Exchanges) all Option Shares subject to such Option will become fully vested and the Option may be exercised in whole or in part by the Optionee so as to permit the Optionee to tender the Option Shares received upon such exercise, pursuant to the Offer.  However, if:

(a)         the Offer is not completed within the time specified therein; or

(b)         all of the Option Shares tendered by the Optionee pursuant to the Offer are not taken up or paid for by the offeror in respect thereof;

then the Option Shares received upon such exercise, or in the case of clause (b) above, the Option Shares that are not taken up and paid for, may be returned by the Optionee to the Corporation and reinstated as authorized but unissued Shares and with respect to such returned Option Shares, the Option shall be reinstated as if it had not been exercised and the terms upon which such Option Shares were to become vested pursuant to section 6 (f) shall be reinstated. If any Option Shares are returned to the Corporation under this section 6 (g), the Corporation shall immediately refund the exercise price to the Optionee for such Option Shares.

(k)         Acceleration of Expiry Date

If at any time when an Option granted under the Plan remains unexercised with respect to any Unissued Option Shares, an Offer is made by an offeror, the Directors may, upon notifying each Optionee of full particulars of the Offer, declare all Option Shares issuable upon the exercise of Options granted under the Plan, fully vested, and declare that the Expiry Date for the exercise of all unexercised Options granted under the Plan is accelerated so that all Options will either be exercised or will expire prior to the date upon which Shares must be tendered pursuant to the Offer.  The Directors shall give each Optionee as much notice as possible of the acceleration of the Options under this section, except that not less than 5 business days’ and not more than 30 calendar days’ notice is required.

(l)             Effect of a Change of Control

If a Change of Control occurs, all Option Shares subject to each outstanding Option will become fully vested, whereupon such Option may be exercised in whole or in part by the Optionee, subject to the approval of the Exchanges if necessary.

(m)     Alterations in Shares

In the event of a stock dividend, subdivision, redivision, consolidation, share reclassification (other than pursuant to the Plan), amalgamation, merger, corporate arrangement, reorganization, liquidation or the like, of or by the Corporation, the Board of Directors may make such adjustment, if any, of the number of Optioned Shares, or of the exercise price, or both, as it shall deem appropriate to give proper effect to such event. If because of a proposed merger, amalgamation or other corporate arrangement or reorganization, the exchange or replacement of shares in the Corporation for those in another corporation is imminent, the Board of Directors may, in a fair and equitable manner, determine the manner in which all unexercised option rights granted under the Plan shall be treated including, for example, requiring the acceleration of the time for the exercise of such rights by the Optionees and of the time for the fulfilment of any conditions or restrictions on such exercise. All determinations of the Board of Directors under this section 6 (m) shall be full and final.

(n)         Termination for Cause

If an Optionee ceases to be either a Director, Employee, Consultant or Management Company Employee of the Corporation or of any of its subsidiaries as a result of having been dismissed from any such position for cause, all unexercised option rights of that Optionee under the Plan shall immediately become terminated and shall lapse, notwithstanding the original term of the option granted to such Optionee under the Plan.

(o)         Termination Other Than For Cause

(i)             If an Optionee ceases to be either an Employee, Consultant or Management Company Employee of the Corporation or any of its subsidiaries for any reason other than as a result of having been dismissed for cause as provided in section 6 (n) or as a result of the Optionee’s death, such Optionee shall have the right for a period of 90 days (or until the normal expiry date of the option rights of such Optionee if earlier) from the date of ceasing to be either an Employee, Consultant or Management Company Employee to exercise the option under the Plan with respect to all Optioned Shares of such Optionee to the extent they were exercisable on the date of ceasing to be either an Employee, Consultant or Management Company Employee. Upon the expiration of such 90 day period all unexercised option rights of that Optionee shall immediately become terminated and shall lapse notwithstanding the original term of the option granted to such Optionee under the Plan.

(ii)   If an Optionee ceases to be either a Director or Officer of the Corporation or any of its subsidiaries for any reason other than as a result of having been dismissed for cause as provided in section 6 (n) or as a result of the Optionee’s death, such Optionee shall have the right for a period of one year (or until the normal expiry date of the option rights of such Optionee if earlier) from the date of ceasing to be either a Director or Officer to exercise the option under the Plan with respect to all Optioned Shares of such Optionee to the extent they were exercisable on the date of ceasing to be either a Director or Officer. Upon the expiration of such one year period all unexercised option rights of that Optionee shall immediately become terminated and shall lapse notwithstanding the original term of the option granted to such Optionee under the Plan.

(iii)  If an Optionee engaged in providing Investor Relations Activities to the Corporation ceases to be employed in providing such Investor Relations Activities, such Optionee shall have the right for a period of 30 days (or until the normal expiry date of the option rights of such Optionee if earlier) from the date of ceasing to provide such Investor Relations Activities to exercise the option under the Plan with respect to all Optioned Shares of such Optionee to the extent there were exercisable on the date of ceasing to provide such Investor Relations Activities. Upon the expiration of such 30-day period all unexercised option rights of that Optionee shall immediately become terminated and shall lapse notwithstanding the original term of the option granted to such Optionee under the Plan.

(p)         Deceased Optionee

In the event of the death of any Optionee, the legal representatives of the deceased Optionee shall have the right for a period of one year (or until the normal expiry date of the option rights of such Optionee if earlier) from the date of death of the deceased Optionee to exercise the deceased Optionee’s option with respect to all of the Optioned Shares of the deceased Optionee to the extent they were exercisable on the date of death. Upon the expiration of such period all unexercised option rights of the deceased Optionee shall immediately become terminated and shall lapse notwithstanding the original term of the option granted to the deceased Optionee under the Plan.

(q)         Hold Period

In addition to any resale restrictions under securities legislation, securities regulation and securities rules, as amended, and the policies, notices, instruments and blanket orders in force from time to time that are applicable to an Issuer, and any other circumstances for which the Exchange Hold Period may apply, where the exercise price of the stock option is at a discount to the Market Price, all stock options and any Option Shares issued under stock options exercised prior to the expiry of the Exchange Hold Period must be legended with the Exchange Hold Period commencing on the date the stock options were granted.

(r)            Cancelled or Expired Options

Options that have been cancelled or that have expired without being exercised continue to be issuable under the plan under which they were approved.

(s)           Extension of Options during Blackout Period.

Stock options governed by this plan that have an expiry date which falls within a period (a “blackout period”) during which the Corporation prohibits Optionees from exercising their stock options are automatically extended as set out below. The following requirements are applicable to any such automatic extension provision:

(i)                   The blackout period must be formally imposed by the Corporation pursuant to its internal trading policies as a result of the bona fide existence of undisclosed Material Information. For greater certainty, in the absence of the Corporation formally imposing a blackout period, the expiry date of any options will not be automatically extended in any circumstances.

(ii)     The blackout period must expire upon the general disclosure of the undisclosed Material Information. The expiry date of the affected stock options can be extended to no later than ten (10) business days after the expiry of the blackout period.

(iii)    The automatic extension of an Optionee’s options will not be permitted where the Optionee or the Issuer is subject to a cease trade order (or similar order under Securities Laws) in respect of the Issuer’s securities.

7.              Amendment and Discontinuance of Plan

Subject to the acceptance of the Exchanges, the Board of Directors may from time to time amend or revise the terms of the Plan or may discontinue the Plan at any time, provided that no such action may in any manner adversely affect the rights under any options earlier granted to an Optionee under the Plan without the consent of that Optionee.

8.              No Further Rights

Nothing contained in the Plan nor in any option granted hereunder shall give any Optionee or any other person any interest or title in or to any shares of the Corporation or any rights as a shareholder of the Corporation or any other legal or equitable right against the Corporation whatsoever other than as set forth in the Plan and pursuant to the exercise of any option, nor shall it confer upon the Optionees any right to continue as a Director, Employee or Consultant of the Corporation or of any of its subsidiaries.

9.              Compliance with Laws

The obligations of the Corporation to sell shares and deliver share certificates under the Plan are subject to such compliance by the Corporation and the Optionees as the Corporation deems necessary or advisable with all applicable corporate and securities laws, rules and regulations.

SCHEDULE “A”

  POET TECHNOLOGIES INC.

STOCK OPTION PLAN - OPTION AGREEMENT

This Option Agreement dated • (the “Grant Date”) is entered into between POET TECHNOLOGIES INC. (“the Corporation”) and • (the “Optionee”) pursuant to the Corporation’s Stock Option Plan (the “Plan”).  A copy of the current version of the Plan is available for download from SEDAR (www.sedar.com) or from the Company’s website (http://www.poet-technologies.com/documents/Stock-Option-Plan.pdf .

The parties agree and confirm that: (i) the Optionee was granted • options (the “Options”), each option entitling the optionee to purchase one common share (an “Option Share” or collectively the “Optioned Shares”) of the Corporation for the price of • per share (the “Exercise Price”); (ii) the Options will vest according to the vesting schedule set forth below, and only the vested Options are exercisable; (iii) unless exercised or cancelled earlier, the Options expire and this agreement will terminate on • (the “Expiry Date”); (iv) the Options are subject to the conditions set out in the Plan and subject to there being no objection by the TSX Venture Exchange to the grant of the Option to the Optionee.

[INSERT VEST SCHEDULE TABLE]

For greater certainty, the Options continue to be exercisable until the termination or cancellation thereof as provided in this Option Agreement and the Plan.

By signing this Option Agreement, the Optionee acknowledges that the Optionee (i) is either a bona fide Director, Officer, Employee, Consultant, or Management Company Employee of the Corporation (as defined in Policy 4.4 of the TSX Venture Exchange), (ii) has read and understands the Plan, and (iii) agrees to the terms and conditions of the Plan and this Option Agreement.

The Optionee hereby agrees to comply with all applicable Canadian securities laws, all applicable securities laws of the Subscriber’s jurisdiction of residence and all applicable Rules, Regulations and Policies of the TSX Venture Exchange for the exercise of Options and the sale of the Optioned Shares.  Any sale of shares issuable under this Option Agreement prior to the effective date of the exercise is considered a short sale under applicable securities laws.

The Corporation has engaged Solium Capital Inc. (“Solium”) to administer the Plan using an Internet-based administration platform, which also includes the availability of a broker-assisted exercise process. The Optionee can exercise his Option by executing an “Exercise and Hold” or “Exercise and Sell” transaction by accessing Solium’s website or by telephone. For Exercise and Hold transactions, the aggregate Exercise Price along with the applicable withholding income taxes (“Taxes”) will need to be sent to the Secretary of the Corporation before the Optioned Shares can be issued and sent to the Optionee.  For Exercise and Sell transactions, the aggregate Exercise Price along with the applicable Taxes will be paid to Corporation by Solium from the proceeds of the sale of the Optioned Shares.

Upon any exercise of Options pursuant to an Exercise and Sell transaction, if the Optionee is a person residing in the United States at the time of exercising his Option, the Optionee covenants, agrees and certifies that as at the date of such exercise,

•             he is not an affiliate of the Corporation, as that term is defined in the U.S Securities Act of 1933, (or if he is, he is an affiliate of the Corporation only by virtue of being an officer or director of the Corporation),

•             he has not offered, and has not instructed any person to offer, the Optioned Shares to a person in the United States;

•            the sale of his Optioned Shares should only be executed in, on or through the facilities of The TSX Venture Exchange and neither he nor any person acting on his behalf know that a sale has been prearranged with a buyer in the United States,

•            neither he nor any affiliate of his nor any person acting on his behalf has engaged or will engage in any directed selling efforts in the United States in connection with the offer and sale of such Optioned Shares,

•            the sale will be bona fide and not for the purpose of “washing off” any resale restrictions imposed,

•            he does not intend to replace the shares sold with fungible unrestricted securities; and

•            his sale or contemplated sale is not a transaction, or part of a series of transactions which is part of a plan or scheme to evade the registration provisions of the 1933 Act.

Executed by the Corporation as of •.

POET TECHNOLOGIES INC.

Acceptance	Per:
Authorized Signatory

OPTIONEE (Employee Number)

Dated:

Without prior written approval of the TSX Venture Exchange and compliance with all applicable securities legislation, the securities represented by this agreement and any securities issued upon exercise thereof may not be sold, transferred, hypothecated or otherwise traded on or through the facilities of the TSX Venture Exchange or otherwise in Canada or to or for the benefit of a Canadian resident until four months and one day after the Grant Date. {ONLY IF APPLICABLE }

SCHEDULE “B” - 36 - FORM 4F CERTIFICATION AND UNDERTAKING REQUIRED FROM A Page 1 (as at December 15, 2008) COMPANY GRANTED AN INCENTIVE STOCK OPTION FORM 4F CERTIFICATION AND UNDERTAKING REQUIRED FROM A COMPANY GRANTED AN INCENTIVE STOCK OPTION (the “Issuer”) Re: Trading Symbol: (the “Option Holder”) certifies that all securities of the Option Holder are owned by , a Person eligible to be granted an incentive stock option, and undertakes, for the duration of the time that the Option Holder is the holder of an incentive stock option in the securities of the Issuer, that it will not: 1. effect or permit any transfer of ownership or option of securities of the Option Holder; or 2. allot and issue further securities of any class of shares of the Option Holder to any other individual or entity. Acknowledgement - Personal Information “Personal Information” means any information about an identifiable individual, and includes the information contained in the first paragraph of this Form. The undersigned hereby acknowledges and agrees that it has obtained the express written consent of each individual to: (a) the disclosure of Personal Information by the undersigned to the Exchange (as defined in Appendix 6A) pursuant to this Form; and (b) the collection, use and disclosure of Personal Information by the Exchange for the purposes described in Appendix 6A or as otherwise identified by the Exchange, from time to time. Dated [Name of Option Holder] Authorized signatory

POET TECHNOLOGIES INC. Suite 501, 121 Richmond Street West Toronto, Ontario M5H 2K1 Tel: 416-368-9411 Fax: 416-861-0749 www.poet-technologies.com Email: investors@poet-technologies.com